NOTICE OF ANNUAL GENERAL AND SPECIAL

MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

October 31, 2022

Annual General and Special Meeting of Shareholders

To be held on

Thursday, December 8, 2022

Suite 700, 1090 West Georgia Street

Vancouver, British Columbia, Canada V6E 3V7

APPENDIX A - EQUITY COMPENSATION PLAN

APPENDIX B - ADVANCE NOTICE POLICY

MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular. Any capitalized but undefined terms shall have the meanings ascribed to them in the respective documents to which they refer.

"Award"	means any right granted under the Option Plan.
"Board"	means the board of directors of the Company.
"Business day"	means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British
Columbia.

"CEO"	means Chief Executive Officer.
"CFO"	means Chief Financial Officer.
"Committee"	means a standing committee of the Board.
"Common Share" or "Share"	means a common share in the capital of the Company.
"Company" or "Vizsla Silver"	means Vizsla Silver Corp., a company organized under the laws of British Columbia.
"COO"	means the Chief Operating Officer.
"CSE"	means the Canadian Securities Exchange.
"Information	means, collectively, the Notice of Meeting and this information circular sent to
Circular"	Shareholders in connection with the Meeting.
"Insider"	has the meaning set out in the TSX Venture Corporate Finance Manual.
"Meeting"	means the annual general and special meeting of Shareholders to be held on December 8, 2022, and any adjournment(s) thereof.
"NEO"	means Named Executive Officer
"NI 52-110"	means National Instrument 52-110 Audit Committees.
"Notice of Meeting"	means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.
"NYSE"	means the New York Stock Exchange.
"OTCQB"	means OTC Markets
"Shareholder"	means a holder of Shares.
"TSX"	means the Toronto Stock Exchange.
"TSXV"	means the TSX Venture Exchange.

ATTENDING AND PARTICIPATING AT THE MEETING

This management information circular ("Information Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the annual general and special meeting of shareholders (the "Shareholders") of the Company (the "Meeting") to be held in person on Thursday, December 8, 2022 at 11:00 a.m. (PST) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting.

The Meeting will be held at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia.

NOTICE REGARDING INFORMATION

Information in this Information Circular is given as at October 28, 2022 unless otherwise indicated and except for information contained in the documents incorporated herein by reference, which is given as at the respective dates stated therein.

No person is authorized to give any information or make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

GENERAL INFORMATION CONCERNING THE MEETING AND VOTING

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation by the management of the Company of proxies to be used at the Meeting. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company has engaged Laurel Hill Advisory Group to provide shareholder communication advisory and proxy solicitation services and will pay a fee of $32,500 for such services and certain out-of-pocket expenses. The Company will bear all costs of this solicitation and any additional solicitations. Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416- 304-0211 (Outside North America), or by email at assistance@laurelhill.com

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are officers and/or directors of Vizsla Silver. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the form of proxy accompanying this Information Circular, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the form of proxy accompanying this Information Circular or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the form of proxy accompanying this Information Circular will vote or withhold Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolutions described herein, among other things.

The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified;

(b) any amendment to or variation of any matter identified therein; and

(c) any other matter that properly comes before the Meeting or any adjournments thereof.

At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy will vote on such other business in such manner as that person then considers to be proper.

Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll-Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Registered Shareholders

Registered holders of Common Shares electing to submit a proxy may do so by phone or internet provided on the proxy or by completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by internet, mail or hand delivery to 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, in all cases ensuring that the form of proxy is received before 11:00 a.m. (PST) on December 6, 2022 or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed. The time limit for proxies may be waived or extended by the chair of the meeting, with or without notice, and under no obligation to accept any particular late vote.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.

Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as "Beneficial Shareholders") should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of Vizsla Silver. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

The Company has distributed copies of the Notice of Meeting, Information Circular and VIF to intermediaries for distribution to NOBOs. Unless you have waived your right to receive the Notice of Meeting, Information Circular and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your Common Shares.

The Company may utilize Broadridge's QuickVote™ system to assist Shareholders with voting their Common Shares. Certain NOBOs may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

Objecting Beneficial Owners

The Company's OBOs can expect to be contacted by Broadridge or their brokers or their broker's agents. The Company will assume the costs associated with the delivery of the Notice of Meeting, Information Circular and VIF, as set out above, to OBOs by intermediaries.

	Registered Shareholders	Beneficial Shareholders
	Vizsla Shares held in own name and represented by a physical certificate or DRS and have a 15-digit control number.	Vizsla Shares held with a broker, bank or other intermediary and have a 16-digit control number.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Notice to Securityholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and are being affected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Vizsla Silver or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Securityholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Vizsla Silver is existing under the Business Corporations Act, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Securityholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered holder of Common Shares or the authorized attorney thereof in writing, or, if the registered holder of Common Shares is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investors Services Inc. at 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NOTICE-AND-ACCESS

National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations allow for the use of the notice and access system for the delivery to shareholders of certain materials, including notice of meeting, management information circular, annual financial statements and management's discussion and analysis (collectively, the "Meeting Materials") by reporting issuers.

Under the notice and access system, reporting issuers are permitted to deliver the Meeting Materials by posting them on SEDAR at www.sedar.com as well as a website other than SEDAR and sending a notice package to shareholders that includes: (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Meeting Materials; and (iv) a plain language explanation of how the notice and access system operates and how the Meeting Materials can be accessed online.

As described in the Notice and Access Notification to be mailed to the Shareholders of the Company on or about November 2, 2022, the Company has elected to deliver its Meeting Materials to Beneficial Holders using the notice and access system. These Beneficial Shareholders will receive a notice and access notification which will contain the prescribed information. Registered Shareholders and those Beneficial Holders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials with the notice package.

The Company intends to pay for proximate intermediaries to deliver Meeting Materials and Form 54- 101F7 (the request for voting instructions) to "objecting beneficial owners", in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company is an unlimited amount of Common Shares. As at the date of this Information Circular, the outstanding shares of the Company are 154,875,802 Common Shares.

Shareholders registered as at October 28, 2022, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as at the date of this Information Circular, no persons beneficially own, or controls or directs, directly or indirectly, more than 10% of the outstanding shares.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2022, together with the auditor's report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

FIXING THE NUMBER OF DIRECTORS

Shareholders of Vizsla Silver will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors at six.

ELECTION OF DIRECTORS

A shareholder can vote for all of the above nominees, vote for some of the below nominees and withhold for other of the below nominees, or withhold for all of the below nominees. Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth below as directors of Vizsla Silver.

The directors of Vizsla Silver are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. Management of Vizsla Silver proposes to nominate the persons listed below for election as directors of Vizsla Silver to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by management of Vizsla Silver will be voted for the nominees listed in this Information Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

On April 29, 2022, the Board adopted a majority voting policy, which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election will be required to tender his or her resignation. This policy applies only to uncontested elections, which are elections in which the number of nominees for director is equal to the number of positions available on the Board. The Nominating and Corporate Governance Committee will consider the director's resignation and will recommend to the Board whether or not to accept it. The Nominating and Corporate Governance Committee will be expected to recommend accepting the resignation, except in situations where extenuating circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Nominating and Corporate Governance Committee recommendation within 90 days following the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director's resignation, including the reasons for rejecting the resignation, if applicable.

The following tables set forth profiles of the six individuals who are nominated by management for election as directors, including the positions and offices with Vizsla Silver now held by each nominee, the business experience over the last five years of each nominee, the period during which each nominee has served as a director, and the number of securities of the Vizsla Silver (including Common Shares and options to purchase Common Shares through stock options ("Options") and share purchase warrants ("Warrants"), beneficially owned, or controlled or directed, directly or indirectly, by each nominee as at the date of this Circular. The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each nominee has been furnished by the respective proposed nominees individually.

The Board has determined that three of the six individuals nominated for election as a director at the Meeting are independent. The non-independent member(s) of the Board are Michael Konnert who is President and Chief Executive Officer of the Company, Craig Parry who is Chairman for the Company and Charles Funk who was an officer of the Company until January 28, 2021.

All of the members of the Compensation Committee and the Audit and Risk Committee are independent directors. The Corporate Governance and Nominating Committee is made up of a majority of independent members. For more information on the Company's independence standards and assessments, see the section of this Circular entitled "Corporate Governance Disclosure". For information on compensation paid to non-management directors, see the section of this Circular entitled "Statement of Executive Compensation - Compensation". In addition, a description of the role of the Board is included in the section of this Circular entitled "Corporate Governance Disclosure - Mandate of the Board".

CRAIG PARRY

Mr. Parry is a current director and Chairman of Vizsla Copper Corp. He is also Chairman of Vizsla Silver Corp. and co-founder and Chairman of Inventa Capital Corp., a private natural resource investment company. He is a founding shareholder and Senior Advisor to EMR Capital.

Mr. Parry founded NexGen Energy Ltd. where he now serves as a senior advisor. NexGen owns 53% of IsoEnergy Ltd. where he served as President and CEO until February 2021. He is currently Chairman of Skeena Resources Ltd and has been a Director since Dec. 15, 2016. He is also a founder and Chairman of Gold Bull Resources (since June 29, 2020) and Outback Goldfields Ltd (since January 2019). He is a Director of Surge Copper Corp. (since September 29, 2020). He is a geologist and has served as CEO, President and Chairman for several Australian and Toronto Venture Stock Exchange listed mining companies.

Director Since: December 18, 2018 Non-Independent Residence: British Columbia, Canada Age: 49
Board Committee Membership
None

Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares	8,292,485	5.35%
Stock Options	2,490,000	1.61%
Warrants	675,000	0.44%
Total	11,457,485

MICHAEL KONNERT

Mr. Konnert is a current director of Vizsla Copper Corp. He is also the founder of Vizsla Silver Corp., and he currently serves as the President, Chief Executive Officer and a Director of the Company. Mr. Konnert is co-founder and Partner of Inventa Capital Corp., a private natural resource investment company based in Vancouver, BC. Previously, he was co-founder and CEO of Cobalt One Energy Corp. which was acquired by Blackstone Minerals Ltd. (ASX- BSX) in 2017.

Mr. Konnert is an advisor to several companies and a Director of Summa Silver Corp.

	Mr. Konnert has nearly a decade of experience in the natural resources industry, specifically in executing successful corporate strategies for mineral exploration companies.
Director Since: September 26, 2017 Non-Independent Residence: British Columbia, Canada Age: 34
Board Committee Membership
None

Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares	2,358,301	1.52%
Stock Options	3,073,000	1.98%
Warrants	5,000	0.00%
Total	5,436,301

SIMON CMRLEC

Mr. Cmrlec is currently a director of Vizsla Copper Corp. He also serves as a director of Vizsla Silver Corp. Mr. Cmrlec also currently serves as Chief Operating Officer at Ausenco Limited. He was previously President, Americas and prior to that President, APAC Africa at Ausenco Limited.

Mr. Cmrlec has focused on project execution over the past 25 years and held positions of increasing seniority from supervisory level through to executive level.

During his time at Ausenco, Mr. Cmrlec has overseen more than 30 development stage projects and 100 hundred feasibility level studies.

	Prior to joining Ausenco in 2009, Mr. Cmrlec was the Deputy Project Director and Construction Director for Vale’s Goro Nickel project.
Director Since: December 18, 2018 Independent Residence: British Columbia, Canada Age: 49
Board Committee Membership
Audit and Risk Committee Compensation Committee (Chair) Technical Committee (Chair) Corp. Governance & Nominating Committee

Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares	1,081,400	0.70%
Stock Options	950,000	0.61%
Warrants	-	0.00%
Total	2,031,400

CHARLES FUNK

Mr. Funk is currently a director of Vizsla Silver Corp. and he is CEO and Director of Heliostar Metals Ltd. He has over 15 years of industry experience for major and junior mining companies including Newcrest Mining and Evrim Resources. Mr. Funk is a geologist specializing in business development for gold, silver and copper projects from early stage to production.

	Mr. Funk was the Vice President of New Opportunities and Exploration at Evrim Resources. Previously, Mr. Funk worked as a geologist and geophysicist for Newcrest Mining and Oxiana/OZ Minerals.. Mr. Funk also has a wide range of experience in porphyry, epithermal and Iron Oxide Copper Gold (IOCG) deposits in both North and South America and the Asia-Pacific region. Mr. Funk holds a degree in Space Science from La Trobe University and an honours degree in Earth Science from the University of Melbourne.
Director Since: January 2021 Non-Independent Residence: British Columbia, Canada Age: 48
Board Committee Membership
Audit and Risk Committee Corporate Governance Committee

Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares	211,400	0.14%
Stock Options	1,090,000	0.70%
Warrants	-	0.00%
Total	1,301,400

HARRY POKRANDT

Mr. Pokrandt is currently a director for Vizsla Silver and is a current director of Kore Mining Ltd. and the Chairman for Mayfair Gold Corp.

Mr. Pokrandt is a Capital Markets Executive with 30+ years of experience in mining and technology. He is a former Managing Director at Macquarie Capital Markets from 1985 to 2015.

Mr. Pokrandt is former CEO of Hive Blockchain Technologies Ltd.

	Mr. Pokrandt is also a former Director of Gold X Mining Corp., BQ Metals Corp, Lithium X and Fiore Exploration.
Director Since: November 23, 2021 Independent Residence: British Columbia, Canada Age: 62
Board Committee Membership
Audit and Risk Committee (Chair) Corporate Governance Committee (Chair) Compensation Committee

Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares (Direct)	352,500	0.23%
Stock Options	250,000	0.16%
Warrants	51,000	0.03%
Total	653,500

DAVID COBBOLD

Mr. Cobbold is a veteran investment banker with 25 years of financial services experience. Currently, he is Vice Chairman of Metals and Mining, Macquarie Group where he is responsible for sourcing and leading merger, acquisition, sale and defence transactions for clients ranging from exploration and development companies to global metals & mining companies. His clients are based in Canada, US, U.K., South Africa and Australia.

In addition, Mr. Cobbold has extensive experience in global commodity and securities markets. He joined Macquarie in 2011 as a Managing Director, Head of Mining, Macquarie Capital Markets Canada. Prior to that, Mr. Cobbold worked at CIBC World Markets and CIBC Capital Partners for 13 years in various capacities, as a Managing Director, Global Mining Investment Banking and Managing Director, Equity Capital Markets.

David holds a Bachelor of Arts in Economics, University of Western Ontario and Masters of Business Administration (MBA), Harvard Business School.

New Nominee Independent Residence: Ontario, Canada Age: 56
Board Committee Membership

Securities beneficially owned, or controlled or directed, directly or indirectly
Security	Number	% of Ownership
Common Shares	-	-
Stock Options	-	-
Warrants	-	-
Total	-

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla Silver is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company, including Vizsla Silver, that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied Vizsla Silver access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of Vizsla Silver being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of Management, no director or proposed director of Vizsla Silver has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

Meeting Attendance

The Board and Audit & Risk Committee meet a minimum of four times a year. The Compensation Committee, the Corporate Governance & Nominating Committee and the Technical Committee meet at least once per year and as frequently as required.

The following table shows the meeting attendance records from May 1, 2021, to April 30, 2022, for board meetings and committee meetings:

Meetings
Director Name	Board [1]	Audit and Risk Committee [2]
Craig Parry [2,4]	4 of 4	1 of 1
Michael Konnert [2]	4 of 4	1 of 1
Simon Cmrlec [2,3,4]	4 of 4	1 of 1
Charles Funk [2]	4 of 4	N/A
Harry Pokrandt [2,3]	2 of 2	0 of 0

1 The meetings were held on August 24, 2021, December 14, 2021, January 27, 2022, and May 2, 2022 (April 30th fell on a Saturday). Craig Parry is Chairperson. Harry Pokrandt joined the Board on November 23, 2021. An In-Camera session is held at the end of each meeting with only independent directors in attendance.

2 There was only one meeting held on August 24, 2021, to approve the annual financials. At the time, the Audit & Risk Committee was not formed with all independent members. On November 23, 2021, Harry Pokrandt joined the Board as an independent director and was appointed to the Audit & Risk Committee along with Stuart Smith. The two non-independent members, Craig Parry and Michael Konnert were removed making the Audit & Risk Committee fully independent. On July 5, 2022, Stuart Smith resigned from the Board, and he was replaced as a member by Charles Funk who does not qualify as independent. However, David Cobbold will join the board on December 8, 2022 and replace Charles Funk as a member making the Audit & Risk Committee fully independent. Harry Pokrandt is Chair of the committee.

3 The Corporate Governance & Nominating Committee is comprised of three members; Simon Cmrlec, Harry Pokrandt and Charles Funk. They did not formally meet during the year-ended April 30, 2022. David Cobbold will replace Charles Funk on December 8, 2022.

4 The Technical Committee was formed on April 1, 2022 and has the following directors as members: Simon Cmrlec (Chair) and Craig Parry.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201. These Guidelines are not prescriptive but have been used by Vizsla Silver in adopting its corporate governance practices. The Company's approach to corporate governance is set out below.

Governance Highlights

Governance Element	Vizsla Silver Current Practice
Board size	Six directors
Board independence	Three directors are independent
Independent committees	Audit and Risk Committee (fully independent) Compensation Committee (fully independent) Corporate Governance & Nominating Committee (fully independent) Technical Committee
Independent board and committee meetings	Unless otherwise determined by the Board, independent directors hold in- camera sessions at the conclusion of all regularly scheduled Board and committee meetings
Voting standard for board elections	Annually by a majority of votes cast.
Majority voting policy	Yes
Annual board assessments	Not currently.

The Board is responsible for corporate governance and establishes the overall policies and standards of the Company. In addition to these meetings, the directors are kept informed of the Company's operations through discussions with management.

The Company has adopted the following comprehensive corporate governance policies, mandates and charters:

• Audit and Risk Committee Charter

• Compensation Committee Charter

• Corporate Governance and Nominating Committee Charter

• Board Mandate

• Code of Business Conduct and Ethics

• Advance Notice Policy

• Anti-Bribery and Anti-Corruption Policy

• Human Rights Policy

• Majority Voting Policy

• Timely Disclosure, Confidentiality & Insider Trading Policy

• Whistleblower Policy

Please visit the Company's Corporate Governance Page on its website to access and view all corporate governance materials.

Mandate of the Board

The Directors are responsible for fostering the short and long-term success of the Company and is accountable to the Company's shareholders. The Directors are also responsible for the management and supervising management of the Company's business and affairs. The Board has adopted a Board Mandate that can be accessed by visiting the Company's Corporate Governance Page on the Company's website. The Board Mandate requires compliance from each Director and the following is a summary of the Board Mandate:

• managing the affairs of the Board that include delegating certain of its authorities, including spending authorization to management and by reserving certain powers to itself; overseeing management and succession planning;

• adopting and reviewing a strategic planning process for the Company;

• approving annual budgets;

• overseeing the integrity of the Company's internal financial controls; and

• identify the principal risks and opportunities of the Company's business and ensure the implementation of appropriate systems to manage these risks.

Position Descriptions

The Board is currently updating the position description for the Chairman of the Board and CEO and anticipates that they will be posted to the Company's website in the coming months. The Board will evaluate the need for position descriptions for other NEOs from time to time, and if written position descriptions appear to be justified, they will be prepared. Roles and responsibilities of the various Board committee chairs and other members are set out in the respective committee charters, including the Audit and Risk Committee Charter, Compensation Committee Charter and Corporate Governance & Nominating Committee.

In-Camera Sessions

The independent directors meet with the non-independent directors and management at regularly scheduled Board meetings. They can also choose to meet in-camera (privately) at any Board meeting or can hold a separate meeting of only independent directors. In addition, the Audit Committee holds in-camera sessions with our auditors or amongst themselves at each Board meeting, and other Board committees hold in-camera sessions as required.

Composition and Independence of the Board

Management is nominating six individuals to the Board, five of whom are current directors of Vizsla Silver.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect "material relationship" with Vizsla Silver. The "material relationship" is defined as a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement.

The independent nominees are Mr. Simon Cmrlec, Mr. Harry Pokrandt and, if elected on December 8, 2022, Mr. David Cobbold. The non-independent nominees are Michael Konnert, who is the Company's President and Chief Executive Officer, Craig Parry, who is the Executive Chairman and Mr. Charles Funk who was VP of Exploration up until January 28, 2021 and will not qualify as independent until 2024.

The Board feels that diversity is important and in the most recent search for a new director, female candidates were considered, but the preferred female candidate declined due to time constraints. The Board will continue its search to add diversity to the Board in the future.

Other Directorships

The following directors of Vizsla Silver are also directors of other reporting issuers:

Name of Director	Names of Other Reporting Issuers	Exchange	Director Since
Michael Konnert	Archer Exploration Corp. GK Resources Ltd. Summa Silver Corp. Tarachi Gold Corp. Tinone Resources Inc. Vizsla Copper Corp.	CSE TSX-V TSX-V CSE, OTCQB TSX-V TSX-V	January 12, 2022 June 18, 2021 August 10, 2020 December 2, 2020 December 30, 2021 May 13, 2021
Craig Parry	Skeena Resources Limited Outback Goldfields Corp. Gold Bull Resources Corp. Vizsla Copper Corp.	TSX, NYSE TSX-V, OTCQB TSX-V, OTCQB TSX-V	December 15, 2016 January 29, 2019 June 29, 2020 May 13, 2021
Simon Cmrlec	Vizsla Copper Corp.	TSX-V	May 13, 2021
Charles Funk	Astra Exploration Inc. Heliostar Metals Corp.	TSX-V TSX-V	January 1, 2022 August 27, 2020
Harry Pokrandt	Baltic Acquisition Corp. Kore Mining Ltd. Mayfair Gold Corp.	TSX-V TSX-V TSX-V	December 9, 2019 November 2, 2018 November 10, 2020
David Cobbold	Angus Gold Inc.	TSX-V	June 30, 2021

Other Board Committees

The Board established three committees. These include an Audit and Risk Committee ("Audit and Risk ("Compensation Committee") and a Corporate Governance and Committee"), a Compensation Committee Nominating Committee ("CGNC").

Audit Committee

NI 52-110 requires the Audit and Risk Committee of the Board to meet certain requirements. Details regarding the Audit and Risk Committee and its mandate are disclosed in the Company's Audit Committee Charter, the text of which is included as Schedule "A" to the Company's Annual Information Form dated July 22, 2022, ("AIF"), a copy of which is available on SEDAR at www.sedar.com or on the Company's website. The Audit Committee is fully independent.

Compensation Committee

Composition

The Compensation Committee consists of the following three independent Directors; Mr. Simon Cmrlec (Chair), Mr. Harry Pokrandt. The Compensation Committee is fully independent. Mr. David Cobbold will join the Compensation Committee on December 8, 2022, if elected.

Charter

The Compensation Committee follows the mandate of the Compensation Committee Charter that can be accessed by visiting the Company's Corporate Governance Page on the Company's website.

The Compensation Committee is responsible for assisting the Board in discharging the Board's oversight responsibilities relating to the attraction, compensation, evaluation and retention of key senior executive officers with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives. The Compensation Committee shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory and listing requirements, including, without limitation, those of any stock exchange on which the Company's shares are listed, the Canada Business Corporations Act and all applicable securities regulatory authorities.

Corporate Governance & Nominating Committee

Composition

The Corporate Governance and Nominating Committee consists of the following three independent Directors; Mr. Harry Pokrandt (Chair), Mr. Simon Cmrlec and Mr. Charles Funk. Mr. David Cobbold will replace Charles Funk on December 8, 2022, if elected. The Corporate Governance & Nominating Committee is fully independent.

Charter

The Corporate Governance and Nominating Committee follows the mandate of the Corporate Governance & Nominating Committee Charter that can be accessed by visiting the Company's Corporate Governance Page on the Company's website.

The Corporate Governance and Nominating Committee is responsible for assisting the Board in fulfilling its corporate governance responsibilities. The overall purpose of the Corporate Governance and Nominating Committee is (i) to oversee the development framework of rules and practices for the Company's approach to matters of corporate governance, (ii) assess the directors on an on-going basis, and (iii) to identify and propose new qualified nominees to the Board and to review and make recommendations to the Board as to all such matters.

Orientation and Continuing Education

The Board of Directors provides an overview of the Company's business activities, systems and business plan to all new directors. New director candidates have free access to any of the Company's records, employees or senior management in order to conduct their own due diligence and will be briefed on the strategic plans-, short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company.

Ethical Business Conduct

The Board has adopted the Code of Business Conduct and Ethics (the "Code") for the Company's employees, directors, officers and consultants that can be accessed by visiting the Company's Corporate Governance Page on the Company's website.

The Code is designed to deter wrongdoings and to promote honest and ethical conduct, the avoidance of conflicts of interest, accurate and timely disclosure, compliance with applicable governmental laws, rules and regulations and the prompt internal reporting to an appropriate person(s) of violations of this Code.

The Board delegates the communication of the Code to employees, officers and consultants who will be expected to encourage and promote a culture of ethical business conduct.

Nomination of Directors

The Board considers its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

When directorships become vacant, or it is anticipated that they will be vacated, the Corporate Governance and Nominating Committee is responsible for identifying and recommending suitable candidates to be directors to the Board. Merit, performance, experience and diversity are the foremost criteria's considered when new directors are considered for appointment to the Board.

Assessments

The Corporate Governance and Nominating Committee annually reviews the performance and effectiveness of the Board as well as the effectiveness and performance of any committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives.

APPOINTMENT OF AUDITOR

Management of the Vizsla Silver intends to nominate MNP LLP, Chartered Accountants ("MNP"), of Vancouver, British Columbia, for appointment as auditor of Vizsla Silver. Proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the appointment of MNP, as the auditor of Vizsla Silver to hold office for the ensuing year with remuneration to be fixed by the directors.

APPROVAL OF OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

Vizsla Silver is seeking shareholder approval of its omnibus equity incentive compensation plan (the "Equity Compensation Plan") which will replace the stock option plan that was originally adopted by it the board of directors (the "Board") on May 22, 2018, (the "Stock Option Plan"). The Equity Compensation Plan has not been conditionally approved by the TSXV and remains subject to TSXV acceptance. If the TSXV finds the disclosure to shareholders in this Information Circular to be inadequate, such shareholder approval may not be accepted by the TSXV. The full plan is attached as Appendix "A".

There are currently 14,959,222 stock options outstanding under the original Stock Option Plan representing 9.66% of the current outstanding Common Shares. As of the date of this Information Circular, Vizsla Silver was eligible to grant up to 528,357 options under its existing Stock Option Plan. If the Equity Compensation Plan is approved, the existing stock options will automatically convert to the new terms of the Equity Compensation Plan. If the Equity Compensation Plan is not approved, the Stock Option Plan will remain in place and the Company will seek confirmation of the Stock Option Plan in accordance with the policies of the TSXV.

Below is a summary of the material terms of the proposed Equity Compensation Plan. For the purposes of the description of the Equity Compensation Plan below, unless otherwise defined herein, capitalized terms shall have the meaning ascribed thereto in the Equity Compensation Plan. Please refer to the plan attached as Appendix "A" for full terms.

As of the date of this Information Circular, no Awards have been granted or issued by Vizsla Silver under the Equity Compensation Plan. The material terms of the Equity Compensation Plan are as follows:

1. Only a Director, Officer, Employee, Management Company Employee or Consultant of Vizsla Silver or of any of its subsidiaries (the "Participant") is eligible to participate in the Equity Compensation Plan. Except in relation to Consultant Companies, Awards may be granted only to an individual or to a Company that is wholly owned by individuals eligible to receive Awards.

2. The Equity Compensation Plan is a "rolling up to 10% and fixed up to 8%" Security Based Compensation, as defined in Policy 4.4 - Security Based Compensation of the TSXV. The Equity Compensation Plan is a: (a) "rolling" plan pursuant to which the number of Shares that are issuable pursuant to the exercise of Options granted under the Equity Compensation Plan, and the Prior Plan, shall not exceed 10% of the Issued Shares of Vizsla Silver as at the date of any Option grant, and (b) "fixed" plan under which the number of Shares that are issuable pursuant to all Awards other than Options granted under the Equity Compensation Plan and under any other Security Based Compensation Plan of Vizsla Silver, in aggregate is a maximum of 8% of the Issued Shares as at the Effective Date (which number is 12,390,064) and in each case, subject to adjustment as provided in the Equity Compensation Plan.

3. The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Equity Compensation Plan and any Award Agreement or other agreement ancillary to or in connection with the Equity Compensation Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Equity Compensation Plan as the Committee may deem necessary or proper.

4. Unless Vizsla Silver has obtained the requisite disinterested shareholder approval pursuant to Policy 4.4, the maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Person must not exceed 5% of the Issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the Person, except as expressly permitted and accepted by the Exchange for filing under Part 6 of Policy 4.4 shall not be included in calculating this 5% limit.

5. The maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the Issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the Consultant, except that securities that are expressly permitted and accepted for filing under Part 6 of Policy 4.4 shall not be included in calculating this 2% limit.

6. The maximum aggregate number of Shares that are issuable pursuant to all Options granted in any 12 month period to all Investor Relations Service Providers in aggregate shall not exceed 2% of the Issued Shares, calculated as at the date any Option is granted to any such Investor Relations Service Provider.

7. All Awards and Shares issuable thereunder are subject to any applicable resale restrictions under Securities Laws and the Exchange Hold Period (as defined in the policies of the TSXV) and shall have affixed thereto any legends required under Securities Laws and the policies of the Exchange.

8. Notwithstanding the expiry date, redemption date or settlement date of any Award, such expiry date, redemption date or settlement date, as applicable, of the Award shall be extended to the tenth business day following the last day of a Blackout Period if the expiry date would otherwise occur in a Blackout Period.

9. Options can be exercisable for a maximum of 10 years from the date of grant, subject to extension where the expiry date falls within a Blackout Period.

10. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and any such other provisions as the Committee shall determine.

11. The Option Price for each grant of an Option under the Equity Compensation Plan shall be determined by the Committee and shall be specified in the Award Agreement. The minimum exercise price of an Option shall not be less than the Discounted Market Price (as defined in the policies of the TSXV), provided that, if Vizsla Silver does not issue a news release to announce the grant and the exercise price of an Option, the Discounted Market Price is the last closing price of the Shares before the date of grant of the Option less the applicable discount.

12. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate then the right to exercise such Options terminates on the earlier of: (i) the date that is 12 months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to Vizsla Silver on the Termination Date.

13. Except as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates (for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice)) then (i) any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (A) the date that is three months after the Termination Date; and (B) the date on which the exercise period of the particular Option expires; and (ii) any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to Vizsla Silver on the Termination Date,

14. Each Restricted Share Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Restricted Share Units granted, the settlement date for Restricted Share Units, and any such other provisions as the Committee shall determine, provided that no Restricted Share Unit shall vest (i) earlier than one year, or (ii) later than three years, after the date of grant, except that the Committee may in its sole discretion accelerate the vesting for a Participant who dies or who ceases to be an eligible Participant under the Equity Compensation Plan in connection with a Change of Control.

15. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate then (i) any Restricted Share Units held by the Participant that have not vested as at the Termination Date shall vest immediately; and (ii) any Restricted Share Units held by the Participant that have vested as at the Termination Date shall be paid to the Participant's estate in accordance with the terms of the Equity Compensation Plan and Award Agreement.

16. Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then any Restricted Share Units held by the Participant that have vested before the Termination Date shall be paid to the Participant, and any Restricted Share Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to Vizsla Silver on the Termination Date.

17. Each Participant designated eligible to receive a Deferred Share Unit shall receiving notice in writing from the Committee of the designation. At least ten days prior to the commencement of a particular year, a designated Participant may enter into a DSU Agreement with Vizsla Silver in respect of such upcoming year to cause the Participant to receive a portion of their cash remuneration payable for services to be provided during the particular year in the form of Deferred Share Units.

18. No amount may be received in respect of a Deferred Share Unit until after the Termination Date of the Participant. If the Termination Date of a Participant occurs as a result of a termination of a Participant for Cause, all outstanding Deferred Share Units credited to such DSU Account (whether or not vested) shall be forfeited and cancelled immediately, and the Participant shall have no entitlement to receive any payment in respect of such forfeited Deferred Share Units, by way of damages, pay in lieu of notice or otherwise. If the Termination Date of a Participant occurs as a result of the death of a Participant, all Deferred Share Units credited to such Participant's DSU Account at such time that have not yet vested pursuant to the terms of the Equity Compensation Plan shall be deemed to vest in the moment immediately prior to the Participant's death. As soon as reasonably practicable after the Termination Date of a Participant for a reason other than Cause, or as the Participant may elect under the Equity Compensation Plan, and in any event, no later than December 15 of the first calendar year commencing after the Termination Date Vizsla Silver shall redeem and fully settle each Deferred Share Unit in respect of which all vesting and other conditions to redemption and settlement have been met, deemed to have been met or waived by the Committee on or before the Termination Date. If the Termination Date of a Participant occurs for a reason other than Cause, except as otherwise provided in the Equity Compensation Plan, after the Termination Date, the Participant (or their estate) may elect up to three separate Redemption Dates as of which either a portion (specified in whole percentages) or all of the value of the Participant's Deferred Share Units shall be redeemed and settled, by filing with Vizsla Silver, following such Participant's Termination Date, in the form and manner specified by the Committee up to three irrevocable written elections, provided that the elected Redemption Dates are no later than December 15 of the first calendar year commencing after the Participant's Termination Date. Notwithstanding the foregoing, Vizsla Silver shall have the ability to require the Participant to hold any Shares received pursuant to such redeemed Deferred Share Units for a specified period of time.

19. Deferred Share Units elected to be received by a designated Participant pursuant to the Equity Compensation Plan shall be credited to the designated Participant's DSU Account as of the applicable Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to a designated Participant's DSU Account as of a particular Conversion Date pursuant to the Equity Compensation Plan shall be determined by dividing the relevant portion of that designated Participant's cash remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value of a Share on the particular Conversion Date.

20. Vizsla Silver or a related corporation shall keep or cause to be kept a DSU Account which records, at all times, the number of Deferred Share Units standing to the credit of the Participant including any vesting conditions associated therewith. Absent manifest error such DSU Account shall be considered conclusively determinative of all information contained therein. Deferred Share Units that fail to vest in a Participant or that are redeemed and paid out in accordance with this Plan shall be cancelled and shall cease to be recorded in the Participant's DSU Account as of the date on which such Deferred Share Units are forfeited or cancelled under the Plan or are redeemed and paid out, as the case may be. At least annually, Vizsla Silver shall provide or cause to be provided to each designated Participant a written confirmation of the balance in the designated Participant's DSU Account.

21. The Compensation Committee (the "Committee"), at any time and from time to time, may grant Performance Share Units to Participants in such amounts and upon such terms as the Committee shall determine, provided that, no Performance Share Units shall vest earlier than one year after the date of grant, except that the Committee may in its sole discretion accelerate the vesting required for a Participant who dies or who ceases to be an eligible Participant under the Equity Compensation Plan in connection with a Change of Control.

22. Each Performance Share Unit shall give the Participant the right to receive a Share or a cash payment in an amount equal to the FMV of a Share at the end of the applicable Performance Period, subject to the terms, vesting criteria and Performance Goals of the relevant Performance Share Unit as established by the Committee and as set forth in the Award Agreement.

23. Subject to the terms of the Equity Compensation Plan and the applicable Award Agreement, if Performance Share Unit (including a Performance Share Unit credited as a Dividend Equivalent Right) become vested and the applicable Performance Goals have been met on or before the end of the Performance Period, such Performance Share Units ("Vested PSUs") shall be settled as soon as reasonably practicable following the end of the applicable Performance Period and, in any event, notwithstanding any other provision of this Plan, no payment, whether in cash or Shares, shall be made in respect of the settlement of any Vested PSU on a date that is later than December 31 of the calendar year which is three years following the end of the year (or first of the years) in which the Participant performed the services to which the Award Agreement relates. Unless the Award Agreement specifies otherwise, Vizsla Silver shall settle each Vested PSU then being settled by means of:

(a) a cash payment equal to the FMV on the Vesting Date of a Share;

(b) the issuance of a Share from treasury; or

(c) if more than one Vested PSU is being settled, a combination of cash under (a) and Shares under (b),

24. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate, then (i) the number of Performance Share Units held by the Participant that have not vested shall be adjusted as set out in the applicable Award Agreement (the "Deemed Awards"); (ii) any Deemed Awards shall vest immediately; (iii) any Performance Share Units held by the Participant that have vested shall be paid to the Participant's estate in accordance with the terms of the Equity Compensation Plan and Award Agreement; and (iv) any settlement or redemption of any Performance Share Units shall occur within one year following the Termination Date.

25. Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then (i) any Performance Share Units held by the Participant that have vested before the Termination Date shall be paid to the Participant in accordance with the terms of the Equity Compensation Plan and Award Agreement; (ii) any Performance Share Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to Vizsla Silver on the Termination Date; and (iii) any settlement or redemption of any Performance Share Units shall occur within one year following the Termination Date.

26. Subject to the provisions of Equity Compensation Plan or the Award Agreement, in the event of a Change of Control, the Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change of Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Equity Compensation Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change of Control Price within a reasonable time subsequent to the Change of Control, subject to the approval of the Exchange.

27. Restricted Share Units, Performance Share Units and Deferred Share Units are not Shares and a grant of Restricted Share Units, Performance Share Unit or Deferred Share Unit will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

28. Subject to certain exceptions set out in the Equity Compensation Plan, and as otherwise provided by law, or Exchange rules, the Committee or Board may, at any time and from time to time, alter, amend, modify, suspend or terminate the Equity Compensation Plan or any Award in whole or in part without notice to, or approval from, shareholders, including, but not limited to for the purposes of: (i) making any amendments not inconsistent with the Equity Compensation Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a "housekeeping" matter; or (ii) making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Equity Compensation Plan Resolution

At the Meeting, the shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Omnibus Equity Incentive Compensation Plan Resolution"):

BE IT RESOLVED, as an ordinary resolution of the shareholders of Vizsla Silver, that:

1. The Omnibus Equity Incentive Compensation Plan is authorized, approved, and confirmed.

2. Any one director or officer of Vizsla Silver, signing alone, be authorized to execute and deliver all such documents and instruments and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting. THE BOARD UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Omnibus Equity Incentive Compensation Plan Resolution.

Stock Option Plan Resolution

In the event the shareholders of the Company do not approve the Omnibus Equity Incentive Compensation Plan Resolution at the Meeting, the shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution, with or without variation (the "Stock Option Plan Resolution"):

BE IT RESOLVED, as an ordinary resolution of the shareholders of Vizsla Silver, that:

1. The Stock Option Plan is authorized, approved, and confirmed

2. Any one director or officer of Vizsla Silver, signing alone, be authorized to execute and deliver all such documents and instruments and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.

An ordinary resolution is a resolution passed at the Meeting by a simple majority of the votes cast by shareholders voting Common Shares at the Meeting.

IN THE EVENT THAT THE OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN RESOLUTION IS NOT APPROVED, THE BOARD UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE "FOR" THE STOCK OPTION PLAN RESOLUTION. Unless otherwise indicated, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by such Proxy, properly executed, FOR the Stock Option Plan Resolution.

RATIFICATION AND APPROVAL OF ADVANCE NOTICE POLICY

Effective April 29, 2022, and amended on October 26, 2022, the Board adopted an advance notice policy (the "Advance Notice Policy"), a copy of which is attached as Appendix "B" to this Information Circular. In order for the Advance Notice Policy to become effective following termination of the Meeting, the Advance Notice Policy must be ratified and approved at the Meeting.

Purpose of the Advance Notice Policy

The Board is committed to facilitating an orderly and efficient process for the nomination of directors at shareholder meetings, ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees to register an informed vote.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline prior to any shareholders' meeting called for the election of directors by which a registered shareholder may submit director nominations to the Company and sets forth the information that the nominating shareholder must include in the notice to the Company in order for a nominee to be eligible for election.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy. Briefly, the Advance Notice Policy:

• provides that advance notice to the Company must be given where nominations of persons for election to the board of directors are made by shareholders of the Company;

• fixes a deadline by which a registered shareholder may submit director nominations to the Company prior to any annual or special general meeting and sets out the specific information that must be included in the written notice to the Company for an effective nomination to occur;

• provides that, in the case of an annual meeting, notice to the Company must be given not less than 30 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is fewer than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement;

• provides that in the case of a special meeting that is not also an annual meeting, notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made; and

• provides that the Board, in its sole discretion, may waive any requirement of the Advance Notice Policy.

Ratification and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is ratified and approved by the shareholders at the Meeting, it will be subject to an annual review by the Board. The Board will update the Advance Notice Policy to reflect any changes required by securities regulatory authorities and applicable stock exchanges or as otherwise determined to be in the best interests of the Company and its shareholders.

Accordingly, at the Meeting, the shareholders will be asked to consider, and if thought appropriate, to pass, with or without amendment, an ordinary resolution as follows:

Advance Notice Policy Resolution

"IT IS RESOLVED, as an ordinary resolution that:

(a) the Company's Advance Notice Policy (the "Advance Notice Policy"), a copy of which is attached as Appendix "B" to the information circular of the Company dated October 26, 2022, be and is hereby ratified and approved;

(b) the board of directors of the Company be and is authorized in its absolute discretion to administer the Advance Notice Policy and to amend or modify the Advance Notice Policy to the extent needed to reflect changes required by securities regulatory authorities and applicable stock exchanges, or as otherwise determined to be in the best interests of the Company and its shareholders; and

(c) any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions."

Under the Articles of the Company and the Act, the ordinary resolution to ratify and approve the Advance Notice Policy must be approved by at least a simple majority of 50% plus one vote of the votes cast by the shareholders present in person or by proxy at the Meeting.

The Board has determined that the Advance Notice Policy is in the best interests of the Company and its shareholders, and unanimously recommends that shareholders vote in favour of the resolution ratifying and approving the Advance Notice Policy. In the absence of contrary directions, the management designees of the Company intend to vote proxies in the accompanying form of proxy in favour of the ordinary resolution ratifying and approving the Advance Notice Policy. If approved, the Advance Notice Policy will become effective immediately following the termination of the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs") as follows:

a) a Chief Executive Officer ("CEO");

b) a Chief Financial Officer ("CFO");

c) a Chief Operating Officer ("COO");

d) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO, CFO and COO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

e) each individual who would be an NEO but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company's year ended April 30, 2022, the Company is naming six NEOs.

Name	Position
Michael Konnert	President, CEO and Director
Mahesh Liyanage	CFO
Martin Dupuis	COO

Name	Position
Veljko Brcic	VP, Corporate Development
Michael Pettingell	VP, Business Development and Strategy
Hernando Rueda	Country Manager

Compensation Governance

The Company has a Compensation Committee that is appointed by and reports to the Board. The Compensation Committee's responsibility is to mainly assist the Board in discharging the Board's oversight responsibilities relating to the attraction, compensation, evaluation and retention of key senior executive officers with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives.

The overall duties and responsibilities of the Compensation Committee are as follows:

(a) annually review and approve:

i) corporate goals and objectives relevant to senior executive officers;

ii) evaluate the performance of senior executive officers and each senior executive officer's performance in light of those goals and objectives;

iii) compensation packages for all senior executive officers;

iv) recommend to the Board for approval the compensation level for senior executive officers based on the evaluation. In determining such compensation, the Compensation Committee will consider the Company's performance and relative shareholder return and the compensation of senior executive officers at comparable companies. Additionally, the Compensation Committee may consider input from the Chief Executive Officer (the "CEO") on senior executive compensation, but the CEO may not provide input with respect to his or her own compensation;

(b) annually review the compensation systems that are in place for employees of the Company in order to ensure the fairness and appropriateness of the compensation of all employees, including incentive compensation plans and equity-based plans;

(c) administer and make recommendations to the Board regarding the adoption, amendment or termination of the Company's incentive compensation plans and equity-based plans (including specific provisions) in which the CEO and senior executive officers may participate;

(d) ensure that all necessary shareholder and regulatory approvals have been obtained for equity-based compensation plans;

(e) recommend to the Board compensation and expense reimbursement policies for directors;

(f) review and approve employment agreements, severance arrangements and change in control agreements and other similar arrangements for the senior executive officers;

(g) compare on an annual basis the total remuneration (including benefits) and the main components thereof for the senior executive officers with the remuneration practices in the same industry;

(h) establish levels of director compensation, including retainers, meeting fees, equity-based plans and other similar components of director compensation for Board approval, based on reviews of director compensation of comparable companies;

(i) review and recommend to the Board for its approval disclosure regarding executive and director compensation in the management proxy circular and in any offering documents prior to their public release;

(j) review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for its approval;

(k) review and make recommendations to the Board on the number and frequency of stock option grants to employees; and

(l) perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

The Compensation Committee specifically reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary, bonus, and participation in equity compensation arrangements such as the Stock Option Plan (and starting in fiscal year 2023 and on approval from Shareholders and the TSXV, the Equity Compensation Plan).

In the past year, it has been assisted in this by Global Governance Advisors ("GGA"), a leading independent compensation advisor with significant global executive and director compensation experience, who performed a benchmarking comparison for both executives and non-employee directors with a group of peer companies. Their report also provided recommendations and guidance to the Compensation Committee in setting appropriate levels of remuneration and in creating an appropriate compensation structure for selected senior executives and non-employee directors at the Company. In addition to independent third-party experts such as GGA, the Compensation Committee relies on the experience of their members as officers, directors, and auditors of other publicly traded mineral exploration and development companies. The purpose of this assessment process is to:

• understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

• identify and understand any gaps that may exist between the Company's compensation rates and compensation paid by other companies; and

• establish a basis for developing salary adjustments and short-term and long-term incentive awards.

The Compensation Committee is currently comprised of three independent directors and their names and relevant experience are listed below.

Harry Pokrandt: Mr. Pokrandt is a capital markets executive with over 30 years of experience. He was the Managing director at Macquarie Capital Markets from 1985 to 2015.

Simon Cmrlec: Mr. Cmrlec is Chief Operating Officer at Ausenco Limited and was previously President, Americas and prior to that, President APAC Africa at Ausenco Limited.

If elected on December 8, 2022 - David Cobbold: Mr. Cobbold is a veteran investment banker with 25 years of financial services experience. He is currently Vice Chairman of Metals and Mining, Macquarie Group.

All three Compensation Committee members are current or former directors and officers of various publicly traded companies during the course of which they have reviewed and analyzed compensation levels and structures for both the Board and management. This provides them with the necessary experience to enable them to make decisions on the suitability of the Company's compensation practices and policies during the most recent fiscal year.

Executive Compensation Philosophy & Objectives

The goal of the executive compensation philosophy at Vizsla Silver is to attract, motivate, retain, and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations.

Vizsla Silver's compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the company's financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incent such executives to drive the organization's growth in a sustainable and prudent way.

The following key principles guide the Company's overall compensation philosophy:

• Attract, retain, motivate and engage high caliber talent whose expertise, skills and performance are critical to the Company's success;

• Align employee interests with the business objectives of the Company;

• Focus employees on the key business factors that will drive shareholder value;

• Align compensation with Vizsla Silver's corporate strategy and financial interests as well as the long-term interests of Vizsla Silver shareholders; and

• Compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies.

As explained briefly above, during the fiscal year ended April 30, 2022, the Company through the Compensation Committee, engaged GGA to perform an independent review of executive and non-employee director compensation of the Company to ensure competitiveness against a defined "Peer Group" (as detailed below) and within the overall mining marketplace. This included the analysis and development of the Company's Peer Group and evaluation of Total Direct Compensation (Base Salary plus Short-Term Incentive and Long-Term Incentive) levels along with Short and Long-Term Incentive design practices relative to the competitive market. The Company's Peer Group will be reviewed periodically to generally ensure it remains aligned with the current size and scope of the Company's operations and is based on companies that generally meet the following criteria:

• Companies with a similar Market Capitalization range between 0.25x and 4x the size of Vizsla Silver;

• Companies operating within the same mining industry segment as Vizsla Silver (i.e., Silver, Gold or other precious metals);

• Companies who are in the exploration and/or construction phase looking to secure additional financing;

• Companies with a similar business strategy and scope of operations to Vizsla Silver; and

• Publicly traded companies on major Canadian exchanges.

The Company's current Peer Group consists of the following companies:

Company Peer Group
Alexco Resource Corp.	Bluestone Resources Inc.	Perpetua Resources Corp.
Americas Gold and Silver Corporation	Discovery Silver Corp.	Prime Mining Corp.
Anaconda Mining Inc. (now known as Signal Gold Inc.)	GoGold Resources Inc.	Probe Metals Inc.
Ascot Resources Ltd.	Great Panther Mining Ltd.	Silvercrest Metals Inc.
Aurcana Silver Corp.	Integra Resources Corp.	Skeena Resources Ltd.

The Peer Group is intended to evolve over time as the nature of the Company's operations changes.

The Compensation Committee is required to pre-approve any compensation-related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for GGA's work over the past two years:

	FY Ended April 30, 2022	FY Ended April 30, 2021
Executive Compensation-Related Fees	$35,394	-
All Other Fees	-	-
TOTAL	$35,394	-

Executive Compensation

Elements of Executive Compensation Program

During the fiscal year ended April 30, 2022, the Company's executive compensation program was comprised of four (4) components:

a. Base Salary;

b. Performance Bonuses (Short-Term Incentive);

c. Long-Term Incentive (Stock Options); and

d. Employee Benefits.

Compensation Component	Description	Form of Compensation
Base salary or consulting fee	This is an annual fixed fee paid to each individual. The criteria for determining the amount is based on, first and foremost, attracting and retaining highly talented and experienced individuals. The second is based on the market for similar jobs in similar locations and thirdly, the experience and skills and responsibility of each individual is considered.	Fixed (Paid in Cash)
Performance Bonuses	Bonuses are a variable component of compensation and are designed to award NEO's for maximizing performance against corporate and individual objectives. Bonus opportunity levels will vary by employee level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope and complexity. The bonus is reflective of each individual's performance and determined by the Compensation Committee and approved by the Board of Directors with payouts typically made in cash on annual basis.	Variable (Paid in Cash)
Long-Term Incentive - LTIP (Stock Options)

Long-Term Incentive is a variable component of compensation and links pay to the longer-term performance of Company shares. LTIP is intended to be granted annually with the ability realize long-term value when superior share price performance is achieved for the Company's shareholders. LTIP grant levels will vary by employee level, role and responsibilities and be reflective of market practice for similar roles at organizations of a similar size, scope and complexity.

Stock Options are granted to executives to reward and incentivize them to continue to achieve success and create shareholder value for the Company as they only are of value if the Company's underlying share price appreciates above the exercise price they are granted at. When stock options are granted, they have an expiry term of no more than five years with vesting terms typically of two years or more.

Variable (Settled in Equity)
Employee Benefits

Participation in the Company's employee group benefits plans is provided to each executive, where needed, but excludes any formal pension plan. The primary purposes of providing benefits to executives is to attract and retain the talent required to operate and manage the Company.

Overall, employee benefits are designed to not make-up a large portion of an executive's total compensation package but be competitive overall with equivalent positions in the mining industry of similar size and scope.

Fixed (Settled as part of payroll)

Base Salary

In determining the annual base salary, the Board, with the recommendation of the Compensation Committee, considered the following factors:

• Current competitive market and economic conditions;

• Compensation levels within the peer group;

• Company performance as compared with the peer group; and

• Particular skills of each NEO, such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

The annual base salaries for NEOS were as follows:

Named Executive Officer and Position	2022 Base Salary	2021 Base Salary	% Change Year-over- Year [1]
Michael Konnert, President, CEO & Director	$350,000	$350,000	0%
Mahesh Liyanage, CFO	$220,000	$102,000	116%
Martin Dupuis, COO [2]	$250,000	$198,000	26%
Charles Funk, Director [3]	N/A	$152,000	(100%)
Veljko Brcic, VP of Corporate Development	$220,000	$220,000	0%
Michael Pettingell, VP Business Development and Strategy [4]	$180,000	N/A	N/A
Hernando Rueda, Country Manager	$139,000	$139,000	0%

1 Year-over-year change reflects the underlying peer group salary data for comparable roles, the material increase of the Company's market capitalization, the desire to retain the team responsible for the operational advances that were largely responsible for the increase in the Company's market capitalization, as well as to reflect the significant achievements in advancing the Panuco-Copala Project between 2021 and 2022 and the listing of Vizsla Silver on the NYSE on January 18, 2022.

2 Martin Dupuis was Vice President of Technical Services from January 28, 2021, to May 4, 2021. He became a COO on May 5, 2022.

3 Charles Funk was Vice President of Exploration from June 1, 2019, to January 28, 2021, and was elected as a director on January 28, 2021. He only received director fees after January 28, 2021.

4 Michael Pettingell was appointed Vice President of Business Development and Strategy on July 27, 2021. He was not a Vizsla Silver NEO in fiscal 2021.

Performance Bonuses

The performance bonuses are payable in cash, and the amount payable is based on the Compensation Committee's assessment of performance against pre-established objectives and targets. While the objectives are largely tied to Company results, the specific metrics and performance expectations are tailored to each executive to ensure an appropriate line-of-sight between the results achieved and the performance bonus payout earned.

The table below summarizes the performance bonus as a percentage of the base salary established by the Compensation Committee after May 1st of every year. The bonuses are based on the overall performance of the Company, the increase of the market capitalization and the success of the drilling programs.

Named Executive Officer and Position	Actual Performance Bonus (% of Base Salary)	Actual Performance Bonus ($)
Michael Konnert, President, CEO & Director	100%	350,000
Mahesh Liyanage, CFO	125%	127,500
Martin Dupuis, COO	80%	158,400
Veljko Brcic, VP of Corporate Development	120%	265,000

Named Executive Officer and Position	Actual Performance Bonus (% of Base Salary)	Actual Performance Bonus ($)
Michael Pettingell, VP Business Development and Strategy	56%	100,800
Hernando Rueda, Country Manager	18%	26,132

Long-Term Incentives

On May 22, 2018, the Board adopted a "rolling" stock option plan (the "Stock Option Plan") which was last approved by Shareholders on November 23, 2021. There have been no changes to the Stock Option Plan since it was adopted by the Board. There are currently 14,959,222 stock options outstanding under the Stock Option Plan representing

9.66 % of the current outstanding Common Shares. Terms of the Stock Option Plan

Options may be granted under the Stock Option Plan to such service providers of Vizsla Silver, if any, as the Board may from time to time designate.

The exercise price shall be that price per share, as determined by the Board in its sole discretion as of the award date, at which an option holder may purchase a share upon the exercise of an option, and shall not be less than the last closing price of the Vizsla Silver's shares traded through the facilities of the TSXV prior to the grant of the option, less any discount permitted by the TSXV, or such other price as may be required by the TSXV.

The Board will not grant options: (a) to any one person in any 12 month period which could, when exercised, result in the issuance of common shares exceeding five percent (5%) of the issued and outstanding common shares unless Vizsla has obtained the requisite disinterested shareholder approval to the grant.

If the option holder ceases to be a director of Vizsla Silver or ceases to be employed by Vizsla Silver (other than by reason of death), or ceases to be a consultant of Vizsla Silver as the case may be, then the option granted will expire on no later than the 30th day following the date that the option holder ceases to be a director, ceases to be employed by Vizsla Silver or ceases to be a consultant of Vizsla Silver, subject to the terms and conditions set out in the Stock Option Plan.

On September 7, 2022, the Board approved the Equity Incentive Compensation Plan, subject to Shareholder and regulatory approval to replace the existing Stock Option Plan. The Equity Incentive Compensation Plan includes a rolling 10% stock option plan and a fixed 8% other equity plan. Other equity available to issue are Restricted Share Units (RSUs), Performance Share Units (PSUs) and Deferred Share Units (DSUs). At the Meeting, Shareholders will be asked to approve the Equity Incentive Compensation Plan. For additional information pertaining to the new compensation plan, see the section of this Information Circular entitled "Approval of Omnibus Equity Incentive Compensation Plan."

If shareholders do not approve the Equity Incentive Compensation Plan, the Stock Option Plan will continue

Long-Term Incentive Grants in Fiscal Year Ended April 30, 2022

The following table outlines each of the stock option grants made to NEOs in 2022. These grants were made considering each individual's performance, the Vizsla Copper Arrangement as well as the results of the market analysis completed by GGA earlier in the year.

Named Executive Officer and Position	Date of Grant	Number of Options Granted	Exercise Price
Michael Konnert, President, CEO & Director	Jun. 22, 2021[1] Sep. 24, 2021[3]	1,000,000 500,000	$2.22 $2.25
Mahesh Liyanage, CFO	Jun. 22, 2021[1] Sep. 24, 2021[3]	225,000 240,000	$2.22 $2.25

Named Executive Officer and Position	Date of Grant	Number of Options Granted	Exercise Price
Martin Dupuis, COO	Jun. 22, 2021[1] Sep. 24, 2021[3]	185,000 120,000	$2.22 $2.25
Veljko Brcic, VP of Corporate Development	Jun. 22, 2021[1] Jul. 27, 2021[2] Sep. 24, 2021[3]	185,000 69,500 140,000	$2.22 $2.34 $2.25
Michael Pettingell, VP Business Development and Strategy	Sep. 24, 2021[3]	120,000	$2.25
Hernando Rueda, Country Manager	Jun. 22, 2021[1] Sep. 24, 2021[3]	135,000 70,000	$2.22 $2.25

1 These options will expire on June 22, 2026, and vest over 18 months.

2 These options will expire on July 27, 2026, and vest over 18 months.

3 These options will expire on September 24, 2026, and vest over 18 months.

The Board has adopted a Timely Disclosure, Confidentiality & Insider Trading Policy which includes the prohibition of hedging and derivative trading for members of the Board of Directors and senior management of the Company. During 2022, no NEO or Director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph compares the Company's cumulative total Shareholder return ("TSR") over the five most recently completed financial years ending April 30, 2022. It portrays the five-year growth of $100 invested in the common shares of Vizsla Silver from April 30, 2017, to April 30, 2022, compared to $100 invested in the S&P/TSX Composite Total Return Index, and S&P/TSX Global Mining Index for the same period.

Date	Vizsla TSR	S&P/TSX Global Mining Index	S&P/TSX Composite Total Return Index	TSX Venture Composite Index
Oct-18	100	100	100	100
Apr-19	93	111	106	87
Oct-19	260	114	107	77
Apr-20	280	122	97	67
Oct-20	927	140	104	97
Apr-21	1,247	161	130	136
Oct-21	1,727	146	144	135
Apr-22	1,373	174	144	116

From the time that the Company was listed on the TSX Venture Exchange on September 26, 2017, Vizsla Silver's share price increased 1,373% outperforming the S&P/TSX Global Mining Index, and the S&P/TSX Composite Total Return Index. This exceptional share-price performance demonstrates the strategic value and commitment by the Executives in creating long-term shareholder value while advancing the Panuco-Copala Project in an optimal manner.

The Company's executive compensation is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company's performance, and other factors. The trading price of the common shares on the TSX is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its Executives. These include, among other things, market perception of the Company's ability to achieve planned growth or results, trading volume in the Company's common shares, and changes in general conditions in the economy and financial markets. That being said, a significant portion of the NEO's total compensation has been tied to equity-based awards through stock options which are considered at-risk and long-term performance-based. It also means that the compensation realized by NEOs is greatly tied to the performance of Vizsla Silver shares for Company shareholders.

Summary Compensation Table for NEOs

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company's financial years ended April 30, 2022, 2021 and 2020.

Name and Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus[10] ($)	Share based awards ($)	Pension value ($)	Option based awards[9] ($)	Value of all other compensation ($)	Total compensation ($)
Michael Konnert[1] President, CEO & Director	2022	350,000	350,000	Nil	Nil	2,880,117	Nil	3,580,117
	2021	336,667	350,000	Nil	Nil	363,935	Nil	1,050,602
	2020	220,000	100,000	Nil	Nil	301,402	Nil	621,402
Mahesh Liyanage[2] CFO	2022	131,500	127,500	Nil	Nil	966,300	Nil	1,225,300
	2021	48,750	10,700	Nil	Nil	133,581	Nil	193,031
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Martin Dupuis[3] COO (Former VP of Technical Services)	2022	211,000	158,400	Nil	Nil	600,070	Nil	969,470
	2021	122,850	7,000	Nil	Nil	60,646	Nil	190,496
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Name and Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus[10] ($)	Share based awards ($)	Pension value ($)	Option based awards[9] ($)	Value of all other compensation ($)	Total compensation ($)
Charles Funk[4] Director (Former VP of Exploration)	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	116,580	250,000	Nil	Nil	74,672	Nil	501,898
	2020	187,777	Nil	Nil	Nil	249,531	Nil	437,308
Veljko Brcic[5] VP of Corporate Development	2022	225,325	265,000	Nil	Nil	833,093	Nil	1,323,418
	2021	149,452	22,000	Nil	Nil	125,746	Nil	297,198
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael Pettingell[6] VP Business Development and Strategy	2022	180,123	100,800	Nil	Nil	490,310	Nil	771,233
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Hernando Rueda[7] Country Manager	2022	138,952	26,132	Nil	Nil	413,250	Nil	578,334
	2021	35,100	Nil	Nil	Nil	43,318	Nil	78,418
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Martin Bajic[8] (former CFO)	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	45,000	Nil	Nil	Nil	Nil	Nil	45,000
	2020	48,000	Nil	Nil	Nil	34,683	Nil	82,683

1 Michael Konnert has been President, CEO and a Director since September 26, 2017, the date of Incorporation. He receives no form of Director compensation given his role as an officer of the Company.

2 Mahesh Liyanage has been CFO since December 1, 2020.

3 Martin Dupuis was Vice President of Technical Services from January 28, 2021, to May 4, 2021. He became a COO on May 5, 2022.

4 Charles Funk was Vice President of Exploration from June 1, 2019, to January 28, 2021. He became a director on January 28, 2021. The compensation reflected in this table relates only to his former role as Vice President Exploration and excludes any compensation paid to him in his role as a Director following January 28, 2021. His compensation relating to his role as a Director can be found in the Summary Compensation Table for Directors.

5 Veljko Brcic is not considered a NEO but earned more than $150,000 during the year ended April 30, 2021. He joined Vizsla Silver on October 1, 2020.

6 Michael Pettingell is not considered a NEO but earned more than $150,000 during the year ended April 30, 2022. He was appointed Vice President of Business Development and Strategy on July 27, 2021.

7 Hernando Rueda is not considered a NEO but earned more than $150,000 during the year ended April 30, 2022. He was appointed Country Manager on January 28, 2021.

8 Martin Bajic was CFO from June 10, 2019, to December 1, 2020.

9 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price.

The fair value of the 2021 option award was calculated using the following assumptions: expected life of 5 years, annualized volatility of 93.7%-103.9%, dividend rate of 0.00% and risk-free interest rate of 0.32% - 0.58%.

The fair value of the 2022 option award was calculated using the following assumptions: expected life of 5 years, annualized volatility of 100%-104%, dividend rate of 0.00% and risk-free interest rate of 0.79% - 1.65%.

The 2022 option award included the incremental share-based compensation amount recognized from the Arrangement with Vizsla Copper on September 20, 2021. The Black-Scholes value is calculated as part of a requirement by IFRS to fair value the options at the time of the grant. It is not the determining factor when granting stock options. The stock options are granted based on the performance and retention of key individuals.

10 For Non-Equity incentive plans described, the Company only provided Annual incentive plans in the forms of cash bonuses. The Company did not have any Long-term non-equity compensation.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each NEO at the end of April 30, 2022.

Name		Option-Based Awards			Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the- money options (1)	# of shares or units that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed
Michael Konnert President, CEO & Director	450,000 450,000 350,000 323,000 1,000,000 500,000	$0.66 $0.76 $2.07 $1.44 $2.22 $2.25	30-Dec-2024 29-Jun-2025 6-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$630,000 $585,000 Nil $150,195 Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Mahesh Liyanage CFO	100,000 200,000 225,000 240,000	$1.40 $1.44 $2.22 $2.25	1-Dec-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$33,000 $93,000 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Martin Dupuis COO	75,000 140,000 185,000 120,000	$1.69 $1.44 $2.22 $2.25	27-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$27,750 $65,100 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Veljko Brcic VP of Corporate Development	125,000 140,000 185,000 69,500 140,000	$1.40 $1.44 $2.22 $2.34 $2.25	01-Oct-2025 17-Feb-2026 22-Jun-2026 27-Jul-2026 24-Sep-2026	41,250 65,100 Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Michael Pettingell VP Business Development and Strategy	220,000 120,000	$2.34 $2.25	12-Jul-2026 24-Sep-2026	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Hernando Rueda Country Manager	100,000 135,000 70,000	$1.44 $2.22 $2.25	17-Feb-2026 22-Jun-2026 24-Sep-2026	46,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1 Represents the difference between the market value of the Common Shares underlying the options on April 30, 2022 (based on $2.06 closing price of the Common Shares on the TSX-V on that date).

Value Vested or Earned During the Year Ended April 30, 2022

Name	Option-Based Awards - Value vested during the year[1]	Share-Based Awards - Value vested during the year	Non-Equity Incentive Plan Compensation - Value earned during the year
Michael Konnert President, CEO& Director	$894,015	Nil	Nil
Mahesh Liyanage CFO	$204,575	Nil	Nil

Name	Option-Based Awards - Value vested during the year[1]	Share-Based Awards - Value vested during the year	Non-Equity Incentive Plan Compensation - Value earned during the year
Martin Dupuis COO	$121,825	Nil	Nil
Veljko Brcic VP of Corporate Development	$152,016	Nil	Nil
Michael Pettingell VP Business Development and Strategy	$24,700	Nil	Nil
Hernando Rueda Country Manager	$86,125	Nil	Nil

1 Represents the dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX Venture Exchange less the exercise price of the options.

No stock options were exercised during the year ended April 30, 2022.

Termination and Change of Control Benefits

In the event that any NEO is terminated for cause, they are not entitled to any additional payments.

In the event that any NEO is terminated by Vizsla Silver without cause, the executive resigns with Good Cause, or if the Executive's employment is terminated following a Change of Control, the Executive may be eligible for certain entitlements as described below.

On termination without cause, resignation for Good Cause, or following a Change of Control, each NEO shall be paid severance consisting of a specified number of months of:

• current salary

• continuation of health benefits, and

• highest monthly short-term incentive amount from the three preceding years;

The NEO shall also be entitled to receive the highest monthly short term incentive amount received in the three preceding years, prorated for months worked during the year up to the termination date.

In the event of a Change of Control, Options that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable. In the case of equity issued through RSUs, all RSUs at the time of termination following a Change of Control shall become vested RSUs and each participant shall be entitled to payouts in accordance with the terms of the Equity Incentive Compensation Plan.

For clarity:

• "Good Cause" means the resignation, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the NEO's consent: constructive dismissal, a significant reduction of compensation, title, or role, relocation of more than 100 kilometers, or a material reduction in the NEO's responsibilities.

• "Change of Control" means a) the acquisition of 50% of Vizsla Silver's common shares by a person or a group of persons acting jointly or in concert, b) the removal, or failure to elect 50% or more of the members of the Board of Directors who were nominated by the Company's Board at the nearest Annual General Meeting, or c) the sale of substantially all of the assets of the Company.

Name	Without Cause or For Good Cause	Following a Change of Control
Michael Konnert President, CEO & Director	18 months	36 months

Name	Without Cause or For Good Cause	Following a Change of Control
Mahesh Liyanage CFO	12 months	24 months
Martin Dupuis COO	12 months	18 months
Veljko Brcic VP of Corporate Development	3 months	24 months
Michael Pettingell VP Business Development and Strategy	3 months	12 months
Hernando Rueda Country Manager	3 months	12 months

The table below summarizes the estimated incremental payments related to termination scenarios under each Senior Executive Agreement assuming the events occurred on April 30, 2022.

Name	Type of Termination	Base Salary ($)	Performance Bonus ($) [1]	Other ($)	Total ($)
Michael Konnert President, CEO & Director	Without Cause or for Good Cause	$525,000	$525,000	Nil	$1,050,000
	Following a Change of Control	$1,050,000	$1,050,000	Nil	$2,100,000
Mahesh Liyanage CFO	Without Cause or for Good Cause	$220,000	N/A	Nil	$220,000
	Following a Change of Control	$440,000	N/A	Nil	$440,000

Name	Type of Termination	Base Salary ($)	Performance Bonus ($) [1]	Other ($)	Total ($)
Martin Dupuis COO	Without Cause or for Good Cause	$250,000	N/A	Nil	$250,000
	Following a Change of Control	$375,000	N/A	Nil	$375,000
Veljko Brcic VP of Corporate Development	Without Cause or for Good Cause	$55,000	$66,250	Nil	$121,250
	Following a Change of Control	$440,000	$132,500	Nil	$572,500
Michael Pettingell VP Business Development and Strategy	Without Cause or for Good Cause	$45,000	N/A	Nil	$45,000
	Following a Change of Control	$180,000	N/A	Nil	$45,000
Hernando Rueda Country Manager	Without Cause or for Good Cause	46,333	N/A	Nil	46,333
	Following a Change of Control	139,000	N/A	Nil	139,000

1 NEOs are entitled to receive a short-term incentive amount, prorated for months worked during the year up to the termination date. As this amount would vary depending on the time of year that the termination of employment was to occur, an estimate of that amount it is not included in the above figure.

Director Compensation

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board for 2021 and 2022. Considering the results of benchmarking analysis by GGA, the Board approved adjustments for 2022 to position director compensation more competitively within the peer group and reflect the evolution of Vizsla Silver as a company which has increased the roles and responsibilities of Board members. Cash retainers are payable in cash on a quarterly basis.

Director Compensation	2022		2021
	Chair Annual Retainer	Member Annual Retainer	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$100,000	$50,000	$90,000	$30,000
Audit and Risk Committee	Nil	Nil	Nil	Nil
Compensation Committee	Nil	Nil	Nil	Nil
Technical Committee	Nil	Nil	Nil	Nil
Corporate Governance & Nominating	Nil	Nil	Nil	Nil

Equity Compensation

The Non-Executive Directors of the Company are primarily compensated by way of stock options and directors' fees. Starting in November 2022, if approved by shareholders at the annual general meeting, RSUs will now be considered as part of the Non-Executive Director compensation program, along with Options and director fees, but may not always be granted.

Non-Executive Directors were granted Options in June 2021 as per the Company's annual granting process before the new annual grant limit of no more than $100,000 was approved under the Stock Option Plan.

Moving forward, Non-Executive Directors will be subject to the annual grant limit, which is no more than $150,000 in equity compensation, of which no more than $100,000 may be granted in Options. This limit shall not apply to RSUs granted to a Non-Executive Director in lieu of any cash retainer or meeting fees and such RSUs shall not be included in determining the limits where the aggregate accounting fair value on the date of the grant of such RSUs is equal to the amount of the cash retainer or meeting fees in respect of which such RSUs were granted.

The following table outlines the value of equity compensation granted to Non-Executive Directors in the form of stock options during the Fiscal Year Ended April 30, 2022.

Director	Date of Grant	Number of Options Granted	Exercise Price
Charles Funk	Jun. 22, 2021[1] Sep. 24, 2021[2]	600,000 100,000	$2.22 $2.25
Craig Parry	Jun. 22, 2021[1] Sep. 24, 2021[2]	600,000 240,000	$2.22 $2.25
Simon Cmrlec	Jun. 22, 2021[1] Sep. 24, 2021[2]	200,000 100,000	$2.22 $2.25
Stuart Smith (former)	Jun. 22, 2021[1] Sep. 24, 2021[2]	150,000 100,000	$2.22 $2.25
Harry Pokrandt	Feb. 1, 2022[3]	200,000	$2.45

1 These options expire on June 22, 2026, and vest over 18 months.

2 These options expire on September 24, 2026, and vest over 18 months.

3 These options expire on February 1, 2027, and vest over 18 months.

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) for the period ended April 30, 2022. For directors who are Named Executive Officers, see "Summary Compensation Table for NEOs" above.

Name	Year	Salary, consulting fee, retainer or commission ($)	Bonus[7] ($)	Committee or meeting fees ($)	Pension value ($)	Option based awards [6] ($)	Share based awards ($)	Value of all other compensation ($)	Total compensation ($)
Charles Funk[1]	2022	Nil	Nil	130,000	Nil	1,345,794	Nil	Nil	1,475,794
Craig Parry[2]	2022	Nil	Nil	150,000	Nil	1,681,786	Nil	Nil	1,831,786
Simon Cmrlec[3]	2022	Nil	Nil	50,000	Nil	643,772	Nil	Nil	693,772
Stuart Smith[4]	2022	Nil	Nil	50,000	Nil	404,331	Nil	Nil	454,331
Harry Pokrandt[5]	2022	Nil	Nil	21,806	Nil	201,300	Nil	Nil	223,106

1 Charles Funk was Vice President of Exploration from June 1, 2019, to January 28, 2021. He became a director on January 28, 2021. The compensation reflected in this table relates only to his role as a Director and excludes any compensation paid to him in his former role as Vice President of Exploration. His compensation relating to his former role as Vice President of Exploration can be found in the Summary Compensation Table for NEOs.

2 Craig Parry has been the Chairman since December 18, 2018.

3 Simon Cmrlec has been an independent director since February 21, 2019 4 Stuart Smith was a director from Feb 22, 2019, to July 6, 2022.

5 Harry Pokrandt became a director on November 23, 2021.

6 Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price. (The fair value of the 2021 option award was calculated using the following assumptions: expected life of 5 years, annualized volatility of 93.7%-103.9%, dividend rate of 0.00% and risk-free interest rate of 0.32% - 0.58%. The fair value of the 2022 option award was calculated using the following assumptions: expected life of 5 years, annualized volatility of 100%-104%, dividend rate of 0.00% and risk-free interest rate of 0.79% - 1.65%. The 2022 option award included the incremental share-based compensation amount recognized from the Arrangement with Vizsla Copper on September 20, 2021.). The Black-Scholes value is calculated as part of a requirement by IFRS to fair value the options at the time of the grant. It is not the determining factor when granting stock options. The stock options are granted based on the performance and retention of key individuals.

7 For Non-Equity incentive plans described, the Company only provided Annual incentive plans in the forms of cash bonuses. The Company did not have any Long-term non-equity compensation.

Outstanding Share-Based Awards and Option-Based Awards

The following table displays all awards outstanding for each Director at the end of April 30, 2022.

Name	Option-Based Awards				Share-Based Awards
	# of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options [1]	# of shares or units that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Charles Funk	150,000 100,000 140,000 600,000 100,000	$0.76 $2.07 $1.44 $2.22 $2.25	29-Jun-2025 6-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$195,000 Nil $65,100 Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Craig Parry	325,000 250,000 325,000 310,000 240,000 200,000 600,000 240,000	$0.14 $0.16 $0.66 $0.76 $2.07 $1.44 $2.22 $2.25	26-Feb-2029 12-Jun-2024 30-Dec-2024 29-Jun-2025 6-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$624,000 $475,000 $455,000 $403,000 Nil $93,000 Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil
Simon Cmrlec	125,000 100,000 100,000 100,000 100,000 125,000 200,000 100,000	$0.14 $0.16 $0.66 $0.76 $2.07 $1.44 $2.22 $2.25	26-Feb-2029 12-Jun-2024 30-Dec-2024 29-Jun-2025 6-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$240,000 $190,000 $140,000 $130,000 Nil $58,125 Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil
Stuart Smith [2]	325,000 100,000 100,000 100,000 100,000 93,750 112,500 50,000	$0.14 $0.16 $0.66 $0.76 $2.07 $1.44 $2.22 $2.25	26-Feb-2029 12-Jun-2024 30-Dec-2024 29-Jun-2025 6-Aug-2025 17-Feb-2026 22-Jun-2026 24-Sep-2026	$624,000 $190,000 $140,000 $130,000 Nil $58,125 Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil
Harry Pokrandt [3]	200,000	$2.45	1-Feb-2027	Nil	Nil	Nil	Nil

1 Represents the difference between the market value of the Common Shares underlying the options on April 30, 2022 (based on $2.06 closing price of the Common Shares on the TSX-V on that date).

2 Stuart Smith was a director from Feb 22, 2019, to July 6, 2022.
3 Harry Pokrandt became a director on November 23, 2021.

Value Vested or Earned During the Year Ended April 30, 2022

Name	Option-Based Awards - Value vested during the year [1] $	Share-Based Awards - Value vested during the year $	Non-Equity Incentive Plan Compensation - Value earned during the year $
Craig Parry	571,675	Nil	Nil

Name	Option-Based Awards - Value vested during the year [1] $	Share-Based Awards - Value vested during the year $	Non-Equity Incentive Plan Compensation - Value earned during the year $
Simon Cmrlec	214,500	Nil	Nil
Stuart Smith	201,250	Nil	Nil
Charles Funk	521,450
Harry Pokrandt	Nil	Nil	Nil

1 Represents the dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX Venture Exchange less the exercise price of the options.

No stock options were exercised during the year-ended April 30, 2022.

Pension Plan Benefits

The Company does not have any pension, retirement, defined benefit, defined contribution, or deferred compensation plans that provides for payments or benefits to its Directors and NEOs in connection with retirement and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at April 30, 2022, at which time there were 154,875,802 Common Shares issued and outstanding.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans approved by securityholders	14,640,472	$1.64	847,107
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	14,640,472	$1.64	847,107

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular and at all times since, no executive officer, director, employee or former executive officer, director or employee of Vizsla Silver or any of its subsidiaries is or has been indebted to Vizsla Silver, or any of its subsidiaries, nor are or have any of these individuals been indebted to another entity, which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Vizsla Silver, or its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of Vizsla Silver or any proposed nominee of management of Vizsla Silver for election as a director of Vizsla Silver, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the adoption of the Equity Compensation Plan, the confirmation of the Stock Option Plan and the ratification and approval of the Advance Notice Policy.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of Vizsla Silver, proposed nominee for election as a director of Vizsla Silver, persons beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of Vizsla Silver nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which has or will materially affect Vizsla Silver, as disclosed in the Company's audited financial statements and Management's Discussion & Analysis for the last financial year.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of Vizsla Silver that are to any substantial degree performed by a person or company other than the directors or NEOs of Vizsla Silver.

ADDITIONAL INFORMATION

Additional information relating to Vizsla Silver including audited comparative financial statements and Management's Discussion and Analysis for the year ended April 30, 2022 is available on SEDAR and upon request from Vizsla Silver at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, telephone no.: 604-364-2215 or email: info@vizslasilver.ca. Copies of documents referred to above will be provided, upon request, free of charge to security holders of Vizsla Silver. Vizsla Silver may require the payment of a reasonable charge from any person or company who is not a security holder of Vizsla Silver, who requests a copy of any such document.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF BOARD

The contents and the sending of this Information Circular have been approved by the Board.

DATED at Vancouver, British Columbia, on October 31, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert

President, Chief Executive Officer and Director

APPENDIX "A"

EQUITY COMPENSATION PLAN

OMNIBUS EQUITY INCENTIVE

COMPENSATION PLAN

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

ARTICLE 1

ESTABLISHMENT, PURPOSE AND DURATION

1.1 Establishment of the Plan.

Vizsla Silver Corp., a corporation incorporated under the laws of British Columbia (the "Corporation"), previously established a stock option plan which was first adopted by the directors of the Corporation on May 22, 2018 and last approved by shareholders of the Corporation on November 23, 2021 (the "Prior Plan"). In order to advance the interests of the Corporation and its stockholders the Corporation hereby establishes an incentive compensation plan to be known as the Omnibus Equity Incentive Compensation Plan (the "Plan"). The Plan permits the grant of Options, Restricted Share Units, Deferred Share Units and Performance Share Units. The Board approved the Plan on September 7, 2022 (the "Effective Date"), subject to the approval of the Plan by the TSX Venture Exchange (the "TSXV") and the shareholders of the Corporation. The Plan replaces the Prior Plan and all stock options previously granted under the Prior Plan will be subject to the terms of the Plan.

1.2 Purpose of the Plan.

The purposes of the Plan are: (i) to promote a significant alignment between Officers and employees of the Corporation and its Affiliates (as defined below) and the growth objectives of the Corporation; (ii) to associate a portion of participating employees' compensation with the performance of the Corporation over the long term; and (iii) to attract, motivate and retain the critical employees to drive the business success of the Corporation.

1.3 Duration of the Plan.

The Plan shall commence as of the Effective Date, as described in Section 1.1 herein, and shall remain in effect until terminated by the Board pursuant to Article 13 hereof.

ARTICLE 2

DEFINITIONS

2.1 Definitions.

Whenever used in the Plan, the following terms shall have the respective meanings set forth below, unless the context clearly requires otherwise, and when such meaning is intended, such term shall be capitalized.

"Affiliate" means any corporation, partnership or other entity (i) in which the Corporation, directly or indirectly, has majority ownership interest or (ii) which the Corporation controls. For the purposes of this definition, the Corporation is deemed to "control" such corporation, partnership or other entity if the Corporation possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, partnership or other entity, whether through the ownership of voting securities, by contract or otherwise, and includes a corporation which is considered to be a subsidiary for purposes of consolidation under International Financial Reporting Standards.

"Award" means, individually or collectively, a grant under this Plan of Options, Deferred Share Units, Restricted Share Units or Performance Share Unit, in each case subject to the terms of this Plan.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

"Award Agreement" means either (i) a written agreement entered into by the Corporation or an Affiliate of the Corporation and a Participant setting forth the terms and provisions applicable to Awards granted under this Plan; or (ii) a written statement issued by the Corporation or an Affiliate of the Corporation to a Participant describing the terms and provisions of such Award. All Award Agreements shall be deemed to incorporate the provisions of the Plan. An Award Agreement need not be identical to other Award Agreements either in form or substance.

"BCSA" means the Securities Act (British Columbia), as may be amended from time to time.

"Blackout Period" means a period during which the Corporation prohibits Participants from exercising, redeeming or settling their Awards.

"Board" or "Board of Directors" means the Board of Directors of the Corporation.

"Cashless Exercise" has the meaning ascribed thereto under Section 6.6(a).

"Cause" means any of:

(a) dishonesty of the Participant as it relates to the performance of his duties in the course of his employment by, or as an Officer or Director of, the Corporation or an Affiliate;

(b) fraud committed by the Participant;

(c) willful disclosure of confidential or private information regarding the Corporation or an Affiliate by the Participant;

(d) the Participant aiding a competitor of the Corporation or an Affiliate;

(e) misappropriation of a business opportunity of the Corporation or an Affiliate by the Participant;

(f) willful misconduct or gross negligence in the performance of the Participant's duties under his or her employment agreement;

(g) a breach by the Participant of a material provision of his or her employment agreement or the Code of Business Conduct and Ethics adopted by the Corporation from time to time;

(h) the willful and continued failure on the part of the Participant to substantially perform duties in the course of his employment by, or as an Officer of, the Corporation or an Affiliate, unless such failure results from an incapacity due to mental or physical illness;

(i) willfully engaging in conduct that is demonstrably and materially injurious to the Corporation or an Affiliate, monetarily or otherwise; or

(j) any other act or omission by the Participant which would amount to just cause for termination at common law.

"Change of Control" shall occur if any of the following events occur:

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

(a) the acquisition, directly or indirectly and by any means whatsoever, by any person, or by a group of persons acting jointly or in concert, of beneficial ownership or control or direction over that number of Voting Securities which is greater than 50% of the total issued and outstanding Voting Securities immediately after such acquisition, unless such acquisition arose as a result of or pursuant to:

(i) an acquisition or redemption by the Corporation of Voting Securities which, by reducing the number of Voting Securities outstanding, increases the proportionate number of Voting Securities beneficially owned by such person to 50% or more of the Voting Securities then outstanding;

(ii) acquisitions of Voting Securities which were made pursuant to a dividend reinvestment plan of the Corporation;

(iii) the receipt or exercise of rights issued by the Corporation to all the holders of Voting Securities to subscribe for or purchase Voting Securities or securities convertible into Voting Securities, provided that such rights are acquired directly from the Corporation and not from any other person;

(iv) a distribution by the Corporation of Voting Securities or securities convertible into Voting Securities for cash consideration made pursuant to a public offering or by way of a private placement by the Corporation ("Exempt Acquisitions");

(v) a stock-dividend, a stock split or other event pursuant to which such person receives or acquires Voting Securities or securities convertible into Voting Securities on the same pro rata basis as all other holders of securities of the same class ("Pro-Rata Acquisitions"); or

(vi) the exercise of securities convertible into Voting Securities received by such person pursuant to an Exempt Acquisition or a Pro-Rata Acquisition ("Convertible Security Acquisitions");

provided, however, that if a person shall acquire 50% or more of the total issued and outstanding Voting Securities by reason of any one or a combination of (1) acquisitions or redemptions of Voting Securities by the Corporation, (2) Exempt Acquisitions, (3) Pro- Rata Acquisitions, or (4) Convertible Security Acquisitions and, after such share acquisitions or redemptions by the Corporation or Exempt Acquisitions or Pro-Rata Acquisitions or Convertible Security Acquisitions, acquires additional Voting Securities exceeding one per cent of the Voting Securities outstanding at the date of such acquisition other than pursuant to any one or a combination of Exempt Acquisitions, Convertible Security Acquisitions or Pro-Rata Acquisitions, then as of the date of such acquisitions such acquisition shall be deemed to be a "Change of Control";

(b) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the Board of Directors, unless such election or appointment is approved by 50% or more of the Board of Directors in office immediately preceding such election or appointment in circumstances where such election or appointment is to be made other than as a result of a dissident public proxy solicitation, whether actual or threatened; and

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

(c) any transaction or series of transactions, whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, whereby all or substantially all of the shares or assets of the Corporation become the property of any other person (the "Successor Entity"), (other than a subsidiary of the Corporation) unless:

(i) individuals who were holders of Voting Securities immediately prior to such transaction hold, as a result of such transaction, in the aggregate, more than 50% of the voting securities of the Successor Entity;

(ii) a majority of the members of the board of directors of the Successor Entity is comprised of individuals who were members of the Board of Directors immediately prior to such transaction; and

(iii) after such transaction, no person or group of persons acting jointly or in concert, holds more than 50% of the voting securities of the Successor Entity unless such person or group of persons held a sufficient number of securities of the Corporation giving them control over the Corporation immediately prior to such transaction.

"Change of Control Price" means (i) the highest price per Share offered in conjunction with any transaction resulting in a Change of Control (as determined in good faith by the Committee if any part of the offered price is payable other than in cash), or (ii) in the case of a Change of Control occurring solely by reason of a change in the composition of the Board, the highest Fair Market Value of the Shares on any of the thirty (30) trading days immediately preceding the date on which a Change of Control occurs, except if the relevant participant is subject to taxation under the ITA such Change of Control price shall be deemed to be a price determined by the Committee based on the closing price of a Share on the Exchange on the trading day preceding the Change of Control date or based on the volume weighted average trading price of the Shares on the Exchange for the five trading days immediately preceding the Change of Control date.

"Committee" means the Board of Directors or if so delegated in whole or in part by the Board, or any duly authorized committee of the Board appointed by the Board to administer the Plan.

"Company" unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

"Consultant" means, in relation to the Corporation, an individual (other than a Director, Officer or Employee of the Corporation or of any of its subsidiaries) or Company that:

(a) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to any of its subsidiaries, other than services provided in relation to a Distribution (as such term is defined in the policies of the TSXV);

(b) provides the services under a written contract between the Corporation or any of its subsidiaries and the individual or the Corporation, as the case may be; and

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

(c) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or of any of its subsidiaries.

"Consultant Company" means a Consultant that is a Company.

"Conversion Date" means the date used to determine the Fair Market Value of a Deferred Share Unit for purposes of determining the number of Deferred Share Units to be credited to a designated Participant under Section 8, which date shall, subject to variation as determined by the Committee, generally be the last day of each Quarter and, in any event, shall not be earlier than the first business day of the year in respect of which the Deferred Share Units are being provided.

"Corporation" means Vizsla Silver Corp., a corporation incorporated under the laws of the British Columbia, and any successor thereto as provided in Article 15 herein.

"Deferred Share Unit" means a right, denominated in units, granted to a Participant who is an Employee by the Corporation as compensation for future employment services to be rendered within a specified period, which right entitles the Participant to receive (a) a Share issued from treasury, (b) a cash payment equal to the FMV on the Redemption Date of a Share, or (c) a combination thereof, as determined by the Committee in its sole discretion, unless such right expires or is otherwise cancelled or forfeited prior to being settled.

"Director" means any individual who is a director (as defined under Securities Laws) of the Corporation or of any of its subsidiaries.

"Dividend Equivalent" means a right with respect to an Award to receive additional Awards equivalent in value to dividends declared by the Board and paid with respect to outstanding Shares. Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement, and if specifically provided for in the Award Agreement shall be subject to the Plan and such other terms and conditions set forth in the Award Agreement as the Committee shall determine.

"DSU Account" means a notional account maintained, or caused to be maintained, by the Corporation or an Affiliate of the Corporation for each Participant employed by that entity, recording at all times the number of Deferred Share Units (including Dividend Equivalents) standing to the credit of a particular Participant.

"DSU Agreement" has the meaning ascribed thereto under Section 8.1.

(a) "Employee" means an individual who is considered an employee of the Corporation or of its subsidiary under the Income Tax Act (Canada) and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

(b) an individual who works full-time for the Corporation or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or its subsidiary over the details and methods of work as an employee of the Corporation or of the subsidiary, as the case may be, but for whom income tax deductions are not made at source; or

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

(c) an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or its subsidiary over the details and methods of work as an employee of the Corporation or of the subsidiary, as the case may be, but for whom income tax deductions are not made at source.

"Exchange" means the TSXV and the NYSE American LLC or, if at any time the Shares are not listed and posted for trading on the TSXV, shall be deemed to mean such other stock exchange or trading platform upon which the Shares trade and which has been designated by the Committee.

"Fair Market Value" or "FMV" means, in respect of a relevant date, unless otherwise required by any regulations thereunder or by any applicable accounting standard for the Corporation's desired accounting for Awards or by the rules of the Exchange, a price that is determined by the Committee, provided that such price cannot be less than the greater of (i) the volume weighted average trading price of the Shares on the Exchange for the five trading days immediately prior to the relevant date, (ii) the closing price of the Shares on the Exchange on the trading day immediately prior to the relevant date or (iii) the closing price of the Shares on the Exchange on the relevant date.

"Fiscal Year" means the Corporation's fiscal year commencing on May 1 and ending on April 30 or such other fiscal year as approved by the Board.

"Insider" means, when used in relation to the Corporation:

(a) a director or senior officer of the Corporation,

(b) a director or senior officer of a Company that is an Insider or subsidiary of the Corporation;

(c) a Person that beneficially owns or controls, directly or indirectly, Voting Securities carrying more than 10% of the voting rights attached to all outstanding Voting Securities of the Corporation, or

(d) the Corporation itself if it holds any of its own securities.

"Issued Shares" means, at any time, the number of Shares of the Corporation that are then issued and outstanding on a non-diluted basis and, in the discretion of the Exchange, may include a number of securities of the Corporation, other than Security Based Compensation, warrants and convertible debt, that are convertible into Shares of the Corporation.

"Investor Relations Activities" shall have the meaning ascribed thereto in Policy 1.1 of the Exchange.

"Investor Relations Service Provider" includes any Consultant that performs Investor Relations Activities and any Director, Officer, Employee or Management Company Employee whose role and duties primarily consist of Investor Relations Activities.

"ITA" means the Income Tax Act (Canada).

"Material Information" means a Material Fact and/or Material Change as such terms are defined by applicable Securities Laws and Exchange policies.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

"Management Company Employee" means an individual employed by a Company providing management services to the Corporation, which services are required for the ongoing successful operation of the business enterprise of the Corporation.

"Notice Period" means any period of contractual notice or reasonable notice that the Corporation or the Affiliate may be required at law, by contract or otherwise agrees to provide to a Participant upon termination of employment, whether or not the Corporation or Affiliate elects to pay severance in lieu of providing notice to the Participant, provided that where a Participant's employment contract provides for an increased severance or termination payment in the event of termination following a Change of Control, the Notice Period for the purposes of the Plan shall be the Notice Period under such contract applicable to a termination which does not follow a Change of Control.

"Officer" means an officer (as defined under Securities Laws) of the Corporation or of any of its subsidiaries.

"Option" means the conditional right to purchase Shares at a stated Option Price for a specified period of time subject to the terms of this Plan.

"Option Price" means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee.

"Participant" means a Director, Officer, Employee, Management Company Employee or Consultant that is the recipient of an Award granted or issued by the Corporation.

"Performance Goal" means a performance criterion selected by the Committee for a given Award.

"Performance Period" means the period of time during which the assigned performance criteria must be met in order to determine the degree of payout and/or vesting with respect to an Award.

"Performance Share Unit" means a right, denominated in units, granted to a Participant by the Corporation pursuant to an Award Agreement as compensation for employment or consulting services, to receive a Share or a cash payment in an amount equal to the FMV of a Share at the end of the applicable Performance Period, subject to the terms, vesting criteria and Performance Goals of the relevant Performance Share Unit as established by the Committee and set forth in the Award Agreement.

"Period of Restriction" means the period when an Award of Restricted Share Units is subject to forfeiture based on the passage of time, the achievement of performance criteria, and/or upon the occurrence of other events as determined by the Committee, in its discretion.

"Person" shall have the meaning ascribed to such term in Section 1(1) of the BCSA.

"Policy 4.4" means Policy 4.4 - Security Based Compensation of the TSXV.

"Quarter" means a fiscal quarter of the Corporation, which, until changed by the Corporation, shall be the three month period ending July 31, October 31, January 31 and April 30 in any year and "Quarterly" means each "Quarter".

"Restricted Share Unit" means a right, denominated in units subject to a Period of Restriction, granted to a Participant by the Corporation as compensation for employment or consulting services, to receive, for no additional cash consideration, securities of the Corporation upon specified vesting criteria being satisfied and which may provide that, upon vesting, the award may be paid in cash and/or Shares of the Corporation.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to the Corporation.

"Security Based Compensation" has the meaning ascribed thereto in Policy 4.4.

"Security Based Compensation Plan" has the meaning ascribed thereto in Policy 4.4.

"Shares" means common shares in the authorized share structure of the Corporation.

"Successor Entity" has the meaning ascribed thereto under subsection (c) of the definition of Change of Control.

"Trading Day" means a day when trading occurs through the facilities of the Exchange.

"TSXV" means the TSX Venture Exchange.

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

"U.S. Participant" means a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction), is a U.S. Person or any other Participant whose compensatory Awards awarded under this Plan are subject to U.S. federal income tax.

"U.S. Person" means a "U.S. person" as defined in Rule 902(k) of Regulation S under the U.S. Securities Act.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Vesting Date" means, in respect of a Performance Share Unit or a Restricted Share Unit (including any Performance Share Unit or Restricted Share Unit credited to a Participant as a Dividend Equivalent), the date on which the applicable vesting criteria, Performance Goals (if any) and any other applicable conditions to vesting under a relevant Award Agreement have been met, deemed to have been met or are waived as contemplated under the terms of the Plan.

"Voting Securities" shall mean any securities of the Corporation ordinarily carrying the right to vote at elections of Directors and any securities immediately convertible into or exchangeable for such securities.

"VWAP" means the volume weighted average trading price of the Corporation's Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five Trading Days immediately preceding the exercise of the subject Stock Option, provided that where appropriate, the Exchange may exclude internal crosses and certain other special terms trades from the calculation.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

ARTICLE 3

ADMINISTRATION

3.1 General.

The Committee shall be responsible for administering the Plan. The Committee may employ lawyers, consultants, accountants, agents and other individuals, any of whom may be an Employee, and the Committee, the Corporation, and its Officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee shall be final, conclusive and binding upon the Participants, the Corporation, and all other interested parties.

3.2 Authority of the Committee.

The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Plan and any Award Agreement or other agreement ancillary to or in connection with the Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions, including grant, exercise price, issue price and vesting terms, determining Performance Goals applicable to Awards and whether such Performance Goals have been achieved, making adjustments under Section 4.10 and, subject to Article 13, adopting modifications and amendments, or subplans to the Plan or any Award Agreement, including, without limitation, any that are necessary or appropriate to comply with the laws or compensation practices of the jurisdictions in which the Corporation and Affiliates operate.

3.3 Delegation.

The Committee may delegate to one or more of its members any of the Committee's administrative duties or powers as it may deem advisable; provided, however, that any such delegation must be permitted under applicable corporate law.

ARTICLE 4

SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1 Number of Shares Available for Awards.

The Plan is a "rolling up to 10% and fixed up to 8%" Security Based Compensation Plan, as defined in Policy 4.4 - Security Based Compensation of the TSXV. The Plan is a: (a) "rolling" plan pursuant to which the number of Shares that are issuable pursuant to the exercise of Options granted hereunder, and under the Prior Plan, shall not exceed 10% of the Issued Shares of the Corporation as at the date of any Option grant, and (b) "fixed" plan under which the number of Shares of the Corporation that are issuable pursuant to all Awards other than Options granted hereunder and under any other Security Based Compensation Plan of the Corporation, in aggregate is a maximum of 8% of the Issued Shares of the Corporation as at the Effective Date and which is 154,875,802 issued shares, therefore a total of up to 12,390,000 may be issued under the 8% fixed plan. In each case, subject to adjustment as provided in Section 4.10 herein.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

4.2 Specific Allocations.

The Corporation cannot grant or issue an Award hereunder unless and until the Award has been allocated to a particular Participant.

4.3 Limits for Individuals.

Unless the Corporation has obtained the requisite disinterested shareholder approval pursuant to Policy 4.4, the maximum aggregate number of Shares of the Corporation that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Person must not exceed 5% of the Issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to the Person, except as expressly permitted and accepted by the Exchange for filing under Part 6 of Policy 4.4 shall not be included in calculating this 5% limit.

4.4 Limits for Consultants.

The maximum aggregate number of Shares of the Corporation that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the Issued Shares of the Corporation, calculated as at the date any Security Based Compensation is granted or issued to the Consultant, except that securities that are expressly permitted and accepted for filing under Part 6 of Policy 4.4 shall not be included in calculating this 2% limit.

4.5 Limits for Investor Relations Service Providers.

(a) The maximum aggregate number of Shares of the Corporation that are issuable pursuant to all Options granted in any 12 month period to all Investor Relations Service Providers in aggregate shall not exceed 2% of the Issued Shares of the Corporation, calculated as at the date any Option is granted to any such Investor Relations Service Provider.

(b) Options granted to any Investor Relations Service Provider shall vest in stages over a period of not less than 12 months such that:

(i) no more than 1/4 of the Options vest no sooner than three months after the Options were granted;

(ii) no more than another 1/4 of the Options vest no sooner than six months after the Options were granted;

(iii) no more than another 1/4 of the Options vest no sooner than nine months after the Options were granted; and

(iv) the remainder of the Options vest no sooner than 12 months after the Options were granted.

(c) The vesting schedule of any Options granted to any Investor Relations Service Provider cannot be accelerated without the prior written approval of the TSXV.

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Omnibus Equity Incentive Compensation Plan

4.6 Minimum Price for Options.

The minimum exercise price of an Option is set out in section 6.4.

4.7 Hold Period.

All Awards and Shares issuable thereunder are subject to any applicable resale restrictions under Securities Laws and the Exchange Hold Period (as defined in the policies of the TSXV), and shall have affixed thereto any legends required under Securities Laws and the policies of the Exchange.

In addition, if the Exchange Hold Period is applicable, all Options and any Shares issued under Options exercised prior to the expiry of the Exchange Hold Period must be legended with the Exchange Hold Period commencing on the date the Options were granted.

4.8 Other Restrictions.

The Plan is subject to the following provisions:

(a) Awards shall not entitle a Participant to any shareholder rights (including, without limitation, voting rights, dividend entitlement or rights on liquidation) until such time as underlying Shares are issued to such Participant; other than an accrual of Dividend Equivalents accepted by the Exchange;

(b) all Awards are non-assignable and non-transferable;

(c) the maximum aggregate number of Shares that are issuable pursuant to all Awards granted or issued to Insiders (as a group) shall not exceed 10% of the Issued Shares of the Corporation at any point in time (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4);

(d) the maximum aggregate number of Shares of the Corporation that are issuable pursuant to all Awards granted or issued in any 12 month period to Insiders (as a group) shall not exceed 10% of the Issued Shares of the Corporation, calculated as at the date any Award is granted or issued to any Insider (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4);

(e) the maximum aggregate number of Shares of the Corporation that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Person (and where permitted under this Policy, any Companies that are wholly owned by that Person) shall not exceed 5% of the Issued Shares of the Corporation, calculated as at the date any Award is granted or issued to the Person (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4);

(f) the maximum aggregate number of Shares of the Corporation that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Consultant shall not exceed 2% of the Issued Shares of the Corporation, calculated as at the date any Award is granted or issued to the Consultant;

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Omnibus Equity Incentive Compensation Plan

(g) Investor Relations Service Providers cannot receive any Award other than Options;

(h) if a Participant's heirs or administrators are entitled to any portion of an outstanding Award, the period in which they can make such claim shall not exceed one year from the Participant's death;

(i) for Awards granted or issued to Employees, Consultants or Management Company Employees, the Corporation and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be;

(j) any Award granted or issued to any Participant who is a Director, Officer, Employee, Consultant or Management Company Employee shall expire in accordance with the provisions of the Plan, but in any event, within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an eligible Participant under the Plan;

(k) Awards shall not be granted to a U.S. Participant and no Shares shall be issued to a U.S. Participant upon exercise of any such Options unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Awards issued to a U.S. Participant and any Shares issued upon exercise of Options thereof, pursuant to an exemption from registration under the U.S. Securities Act will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act).

(l) Any certificate or instrument representing Awards granted to a U.S. Participant or Shares issued to a U.S. Participant upon exercise of Options pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear, unless registered with the SEC on a registration statement on the appropriate form, a legend restricting transfer under applicable United States federal and state securities laws substantially in the following form:

THE SECURITIES REPRESENTED HEREBY [For Options Include: AND THE SECURITIES ISSUBALE ON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR U.S. STATE SECURTIES LAWS. BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF VIZSLA SILVER CORP. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

For Options include the following legend:

THE OPTIONS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE OPTIONS REPRESENTED HEREBY MAY NOT BE EXERCISED IN THE UNITED STATES OR BY, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON OR A PERSON IN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES LAWS AND APPLICABLE STATE SECURITIES LAWS. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

4.9 Blackout Periods.

Notwithstanding the expiry date, redemption date or settlement date of any Award, such expiry date, redemption date or settlement date, as applicable, of the Award shall be extended to the tenth business day following the last day of a Blackout Period if the expiry date would otherwise occur in a Blackout Period. The following requirements are applicable to any such automatic extension provision:

(a) the Blackout Period must be formally imposed by the Corporation pursuant to its internal trading policies as a result of the bona fide existence of undisclosed Material Information;

(b) the automatic extension of the expiry date, redemption date or settlement date, as applicable, of a Participant's Award is not be permitted where the Participant or the Corporation is subject to a cease trade order (or similar order under Securities Laws) in respect of the Corporation's securities; and

(c) the automatic extension is available to all eligible Participants under the Plan under the same terms and conditions.

4.10 Adjustments in Authorized Shares.

Subject to the prior approval of the Exchange, in the event of any corporate event or transaction (each, a "Corporate Reorganization") (including, but not limited to, a change in the Shares of the Corporation or the capitalization of the Corporation) such as a merger, arrangement or amalgamation that does not constitute a Change of Control under Article 12, or a consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Corporation, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Corporation, or any similar corporate event or transaction, the Committee shall make or provide for such adjustments or substitutions, as applicable, in the number or kind of shares that may be issued under the Plan, the number and kind of shares subject to outstanding Awards, the Option Price or Grant Price applicable to outstanding Awards, the number of Shares eligible to be issued hereunder, the limit on issuing Awards other than Options granted with a Grant Price equal to at least the FMV of a Share on the date of grant, and any other value determinations applicable to outstanding Awards or to this Plan, as are equitably necessary to prevent dilution or enlargement of Participants' rights under the Plan that otherwise would result from such Corporate Reorganization.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

The Committee shall also make appropriate adjustments in the terms of any Awards under the Plan as are equitably necessary to reflect such Corporate Reorganization and may modify any other terms of outstanding Awards, including modifications of performance criteria and changes in the length of Performance Periods. The determination of the Committee as to the foregoing adjustments, if any, shall be at the sole discretion of the Committee and shall be conclusive and binding on Participants under the Plan, provided that any such adjustments shall comply with the rules of any stock exchange or market upon which such Shares are listed or traded.

Subject to the provisions of Article 11 and any applicable law or regulatory requirement, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance, assumption, substitution or conversion of Awards under this Plan in connection with any such corporate event or transaction, upon such terms and conditions as it may deem appropriate. Additionally, the Committee may amend the Plan, or adopt supplements to the Plan, in such manner as it deems appropriate to provide for such issuance, assumption, substitution or conversion as provided in the previous sentence.

ARTICLE 5

ELIGIBILITY AND PARTICIPATION

5.1 Eligibility.

Only a Director, Officer, Employee, Management Company Employee or Consultant of the Corporation or of any of its subsidiaries is eligible to participate in the Plan. Except in relation to Consultant Companies, Awards may be granted only to an individual or to a Company that is wholly owned by individuals eligible to receive Awards. If the Participant is a Company, excluding Participants that are Consultant Companies, it must provide the Exchange with a completed Certification and Undertaking Required from a Company Granted Security Based Compensation in the form of Schedule "A" to Form 4G - Summary Form - Security Based Compensation, as provided for in Policy 4.4 - Security Based Compensation of the TSXV. Any Company to be granted an Award, other than a Consultant Company, must agree not to effect or permit any transfer of ownership or option of securities of the Company or to issue further shares of any class in the Company to any other individual or entity as long as the Security Based Compensation remains outstanding, except with the prior written consent of the TSXV.

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Omnibus Equity Incentive Compensation Plan

5.2 Actual Participation.

Subject to the provisions of the Plan, the Committee may, from time to time, in its sole discretion select from among eligible Directors, Officers, Employees, Management Company Employees and Consultants of the Corporation or of any of its subsidiaries, those to whom Awards shall be granted under the Plan, and shall determine in its discretion the nature, terms, conditions and amount of each Award in accordance with the Plan.

ARTICLE 6

STOCK OPTIONS

6.1 Grant of Options.

Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee in its discretion, and subject to the terms of the Plan.

6.2 Additional Terms for Options.

The following provisions apply to all Option Awards:

(a) Options can be exercisable for a maximum of 10 years from the date of grant, subject to extension where the expiry date falls within a Blackout Period, as provided for in Section 4.9;

(b) the maximum aggregate number of Shares of the Corporation that are issuable pursuant to all Options granted in any 12 month period to all Investor Relations Service Providers in aggregate shall not exceed 2% of the Issued Shares of the Corporation, calculated as at the date any Option is granted to any such Investor Relations Service Provider; and

(c) disinterested Shareholder approval shall be obtained for any reduction in the exercise price of an Option, or the extension of the term of an Option, if the Participant is an Insider of the Corporation at the time of the proposed amendment.

6.3 Award Agreement.

Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and any such other provisions as the Committee shall determine.

6.4 Option Price.

The Option Price for each grant of an Option under this Plan shall be determined by the Committee and shall be specified in the Award Agreement. The minimum exercise price of an Option shall not be less than the Discounted Market Price (as defined in the policies of the TSXV), provided that, if the Corporation does not issue a news release to announce the grant and the exercise price of an Option, the Discounted Market Price is the last closing price of the Shares before the date of grant of the Option less the applicable discount. A minimum exercise price cannot be established unless the Options are allocated to particular Persons.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

6.5 Duration of Options.

Subject to Section 4.9 and Section 6.2(a), each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant.

6.6 Exercise of Options.

Options granted under this Article 6 shall be exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant. [NTD: see note above concerning objectively determinable criteria] Without limiting the foregoing, the Committee may, in its sole discretion, permit the exercise of an Option through either:

(a) a cashless exercise (a "Cashless Exercise") mechanism, whereby:

(i) a sufficient number of the Shares issued upon exercise of the Options will be sold by a designated broker on behalf of and for the benefit of the Participant to satisfy the Option Price of the Options; and

(ii) the Option Price of the Options will be delivered to the Corporation and the Participant will receive only the remaining unsold Shares from the exercise of the Options and the net proceeds of the sale after deducting (A) the Option Price of the Options, (B) applicable taxes and (C) any applicable fees and commissions, all as determined by the Committee from time to time; or

(b) a net exercise (a "Net Exercise") mechanism, whereby Options, excluding Options held by any Investor Relations Service Provider, are exercised without the Participant making any cash payment so the Corporation does not receive any cash from the exercise of the subject Options (other than in respect of applicable taxes), and instead the Participant receives only the number of underlying Shares that is the equal to the quotient obtained by dividing:

(iii) the product of the number of underlying Shares subject to the Options being exercised multiplied by the difference between the VWAP of the underlying Shares and the exercise price of the subject Options; by

(iv) the VWAP of the underlying Shares.

In the event of a Cashless Exercise or Net Exercise, the number of Options exercised, surrendered or converted, and not the number of Shares actually issued by the Corporation, must be included in calculating the applicable limits in Sections 4.1, 4.3, 4.4, 4.5, 4.8(c) and 4.8(d) of the Plan.

6.7 Payment.

Options granted under this Article 6 shall be exercised by the delivery of a notice of exercise to the Corporation or an agent designated by the Corporation in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. Subject to Sections 6.6(a) and 6.6(b), the Option Price upon exercise of any Option shall be payable to the Corporation in full either: (a) by certified cheque or wire transfer; or (b) by any other method approved or accepted by the Committee in its sole discretion subject to the rules of the Exchange and such rules and regulations as the Committee may establish. Subject to Section 6.8 and any governing rules or regulations, as soon as practicable after receipt of a notification of exercise and full payment for the Shares, the Shares in respect of which the Option has been exercised shall be issued as fully-paid and non-assessable shares of the Corporation. As of the business day the Corporation receives such notice and such payment, the Participant (or the person claiming through him, as the case may be) shall be entitled to be entered on the share register of the Corporation as the holder of the number of Shares in respect of which the Option was exercised and to receive as promptly as possible thereafter a certificate or evidence of book entry representing the said number of Shares. The Corporation shall cause to be delivered to or to the direction of the Participant Share certificates or evidence of book entry Shares in an appropriate amount based upon the number of Shares purchased under the Option(s) as soon as reasonably practicable following the issuance of such Shares.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

6.8 Restrictions on Share Transferability.

The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted pursuant to this Plan as it may deem advisable, including, without limitation, requiring the Participant to hold the Shares acquired pursuant to exercise for a specified period of time, or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed and/or traded.

6.9 Death and Termination of Employment.

(a) Death: If a Participant dies while an Employee, Director of, or Consultant to, the Corporation or an Affiliate:

(i) the executor or administrator of the Participant's estate may exercise Options of the Participant equal to the number of Options that were exercisable at the Termination Date (as defined at Section 6.9(c) below);

(ii) the right to exercise such Options terminates on the earlier of: (i) the date that is 12 months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Corporation on the Termination Date; and

(iii) such Participant's eligibility to receive further grants of Options under the Plan ceases as of the Termination Date.

(b) Termination of Employment: Except as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy over this clause), where a Participant's employment or term of office or engagement terminates (for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice)), then:

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

(i) any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of:

(A) the date that is three months after the Termination Date; and

(B) the date on which the exercise period of the particular Option expires,

except as otherwise provided in the Participant's employment contract or such date as is otherwise determined by the Board. Notwithstanding the foregoing or any term of an employment contract, in no event shall such right extend beyond the Option Period or one year from the Termination Date.

(ii) any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Corporation on the Termination Date,

(iii) the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Corporation or an Affiliate, as the case may be, provides the Participant with written notification that the Participant's employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date, and

(iv) notwithstanding 6.9(b)(i) and 6.9(b)(ii) above, unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment arrangement within or among the Corporation or an Affiliate for so long as the Participant continues to be an employee of the Corporation or an Affiliate.

(c) For purposes of section 6.9, the term, "Termination Date" means, in the case of a Participant whose employment or term of office or engagement with the Corporation or an Affiliate terminates:

(i) by reason of the Participant's death, the date of death;

(ii) for any reason whatsoever other than death, the date of the Participant's last day actively at work for or actively engaged by the Corporation or the Affiliate, as the case may be; and for greater certainty "Termination Date" in any such case specifically does not mean the date on which any period of contractual notice or reasonable notice that the Corporation or the Affiliate, as the case may be, may be required at law to provide to a Participant would expire.

6.10 Non-transferability of Options.

An Option granted under this Article 6 may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

ARTICLE 7

RESTRICTED SHARE UNITS

7.1 Grant of Restricted Share Units.

Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Restricted Share Units to Participants in such amounts and upon such terms as the Committee shall determine.

7.2 Restricted Share Unit Agreement.

Each Restricted Share Unit grant shall be evidenced by an Award Agreement that shall specify:

(a) the Period(s) of Restriction,

(b) the number of Restricted Share Units granted,

(c) whether and to what extent Dividend Equivalents will be credited to the Participant, and

(d) any such other provisions as the Committee shall determine,

provided that, no Restricted Share Unit shall vest (i) earlier than one year, or (ii) later than three years, after the date of grant, except that the Committee may in its sole discretion accelerate the vesting required by this Section 7.2 for a Participant who dies or who ceases to be an eligible Participant under the Plan in connection with a Change of Control.

7.3 Non-transferability of Restricted Share Units.

The Restricted Share Units granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated or disposed of by the Participant, whether voluntarily or by operation of law, otherwise than by testate succession or the laws of descent and distribution, until the end of the applicable Period of Restriction specified in the Award Agreement and until the date of settlement through delivery or other payment, and any attempt to do so will cause such Restricted Share Units to be null and void. A vested Restricted Share Unit shall be redeemable only by the Participant and, upon the death of a Participant, the person to whom the rights shall have passed by testate succession or by the laws of descent and distribution may redeem any vested Restricted Share Units in accordance with the provisions of Section 7.7.

7.4 Other Restrictions.

The Committee shall impose, in the Award Agreement at the time of grant or anytime thereafter, such other conditions and/or restrictions on any Restricted Share Units granted pursuant to this Plan as it may deem advisable, including, without limitation, a requirement that Participants pay a stipulated purchase price for each Restricted Share Unit, restrictions based upon the achievement of specific performance criteria, time- based restrictions on vesting following the attainment of the performance criteria, time-based restrictions, restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Corporation upon vesting of such Restricted Share Units.

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Omnibus Equity Incentive Compensation Plan

To the extent deemed appropriate by the Committee, the Corporation may retain the certificates representing Shares delivered in settlement of Restricted Share Units, in the Corporation's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

7.5 Shareholder Rights.

Restricted Share Units are not Shares and a grant of Restricted Share Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

7.6 Dividends and Other Distributions.

Dividend Equivalents may, as determined by the Committee in its sole discretion, be awarded in respect of a Participant's unvested Restricted Share Units on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant in additional Restricted Share Units, the number of which shall be equal to the quotient obtained by dividing:

(a) the product of (i) the number of unvested Restricted Share Units held by the Participant on the date that dividends are paid, multiplied by (ii) the dividend paid per Share, by;

(b) the VWAP of one Share calculated as of the date that the relevant dividend is paid.

Any additional Restricted Share Units credited to a Participant as a Dividend Equivalent shall be subject to the same terms and conditions (including vesting and Restriction Period(s)) as the Restricted Share Units in respect of which such additional Restricted Share Units are credited and shall be deemed to have been awarded on the same date and subject to the same expiry date as the Restricted Share Units in respect of which such additional Restricted Share Units are credited.

Notwithstanding the foregoing, if there are not a sufficient number of Shares available for issuance of Awards in the applicable pool, then the Committee cannot make the decision to pay Dividend Equivalents in the form of additional Awards. Further, any additional Restricted Share Units credited to the Participant in satisfaction of payment of dividends or Dividend Equivalents will vest in proportion to and will be paid under the Plan in the same manner as the Restricted Share Units to which they relate. In the event that the Participant's applicable Restricted Share Units do not vest or are cancelled or otherwise expire, all Restricted Share Units credited as Dividend Equivalents, if any, associated with such Restricted Share Units will be immediately cancelled and forfeited to the Corporation without payment.

7.7 Death and other Termination of Employment.

(a) Death - If a Participant dies while an Employee, Director of, or Consultant to, the Corporation or an Affiliate:

(i) any Restricted Share Units held by the Participant that have not vested as at the Termination Date (as defined at Section 7.7(c) below) shall be deemed to have vested immediately prior to the Termination Date;

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Omnibus Equity Incentive Compensation Plan

(ii) any Restricted Share Units held by the Participant that have vested (including Restricted Share Units vested in accordance with Section 7.7(a)(i)) as at the Termination Date (as defined at Section 7.7(c) below), shall be paid to the Participant's estate in accordance with the terms of the Plan and Award Agreement; and

(iii) such Participant's eligibility to receive further grants of Restricted Share Units under the Plan ceases as of the Termination Date.

(b) Termination other than Death - Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy over this clause), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then:

(i) any Restricted Share Units held by the Participant that have vested before the Termination Date (as defined at Section 7.7(c) below) shall be paid to the Participant. Any Restricted Share Units held by the Participant that are not yet vested at the Termination Date (as defined at Section 7.7(c) below) will be immediately cancelled and forfeited to the Corporation on the Termination Date;

(ii) the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Corporation or an Affiliate provides the Participant with written notification that the Participant's employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date; and

(iii) notwithstanding Section 7.7(b)(i), unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Restricted Share Units are not affected by a change of employment arrangement within or among the Corporation or an Affiliate for so long as the Participant continues to be an employee of the Corporation or an Affiliate.

(iv) Any settlement or redemption of any Restricted Share Units shall occur within one year following the Termination Date.

(c) For purposes this Section 7, the term, "Termination Date" means, in the case of a Participant whose employment or term of office or engagement with the Corporation or an Affiliate terminates:

(i) by reason of the Participant's death, the date of death;

(ii) by reason of termination for Cause, resignation by the Participant, the Participant's last day actively at work for or actively engaged by the Corporation or an Affiliate;

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Omnibus Equity Incentive Compensation Plan

(iii) for any reason whatsoever other than death, termination for Cause, the later of the

(A) date of the Participant's last day actively at work for or actively engaged by the Corporation or the Affiliate, and (B) the last date of the Notice Period; and

(iv) the resignation of a Director and the expiry of a Director's term on the Board without re-election (or nomination for election) shall each be considered to be a termination of his or her term of office.

7.8 Payment in Settlement of Restricted Share Units.

When and if Restricted Share Units (including Restricted Share Units credited as Dividend Equivalent Rights) become vested, such Restricted Share Units ("Vested RSUs") shall be settled as soon as reasonably practicable following the Vesting Date and, in any event, notwithstanding any other provision of this Plan, no payment, whether in cash or Shares, shall be made in respect of the settlement of any Vested RSU on a date that is later than December 31 of the calendar year which is three years following the end of the year (or first of the years) in which the Participant performed the services to which the Award Agreement relates. Unless the Award Agreement specifies otherwise, the Corporation shall settle each Vested RSU then being settled by means of:

(a) a cash payment equal to the FMV on the Vesting Date of a Share;

(b) the issuance of a Share from treasury; or

(c) if more than one Vested RSU is being settled, a combination of cash and Shares under (a) and (b),

as determined by the Committee at its sole discretion and subject to any tax withholding obligations in accordance with Section 14.

ARTICLE 8
DEFERRED SHARES UNITS

8.1 Grant of Deferred Share Units.

(a) Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may (i) designate Participants who may receive Deferred Share Units under the Plan, (ii) fix the number of Deferred Share Units, if any, which may be granted to a particular Participant, and (iii) determine any other terms and conditions applicable to the grant of Deferred Share Units.

(b) The Committee shall only designate Participants for purposes of this Section 8.1 who are directors, officers or employees of the Corporation or a corporation related to the Corporation for purposes of the ITA.

(c) As soon as reasonably practicable after designating a Participant as eligible to receive Deferred Share Units, the Committee shall provide such designated Participant notice in writing of the designation.

(d) At least ten (10) days prior to the commencement of a particular year, a designated Participant may enter into an agreement (a "DSU Agreement") with the Corporation (or corporation related to the Corporation that employs the designated Participant) in respect of such upcoming year to cause the Participant to receive a portion of their cash remuneration payable for services to be provided during the particular year in the form of Deferred Share Units.

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Omnibus Equity Incentive Compensation Plan

(e) A DSU Agreement made with the Corporation in respect to a particular year is irrevocable, except if a designated Participant has entered into a prior DSU Agreement in respect of an upcoming year (which has not yet commenced) and the designated Participant and the Corporation enter into a subsequent DSU Agreement in respect of the upcoming year in the form, manner and time prescribed under this Section 8.1, in which case the prior DSU Agreement shall be rescinded in respect of the upcoming year (or years) only and such upcoming year (or years) shall instead be subject to the subsequent DSU Agreement.

8.2 DSU Agreement.

Each DSU Agreement shall contain and additional terms or conditions applicable to the granted Deferred Share Units, including any terms that the Committee considers necessary in order for the Deferred Share Units not to be considered a "salary deferral arrangement", as defined in the ITA, by reason of the exception to the "salary deferral arrangement" definition described in paragraph 6801(d) of the regulations to the ITA.

8.3 Value of Deferred Share Units.

Deferred Share Units elected to be received by a designated Participant pursuant to Section 8.1 shall be credited to the designated Participant's DSU Account as of the applicable Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to an designated Participant's DSU Account as of a particular Conversion Date pursuant to this Section 8.3 shall be determined by dividing the relevant portion of that designated Participant's cash remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value of a Share on the particular Conversion Date.

Deferred Share Units credited to a designated Participant under Section 8.1(a), together with any additional Deferred Share Units granted in respect thereof under Section 8.8, may be subject to vesting criteria as described in the relevant DSU Agreement.

8.4 Redemption of Deferred Share Units.

(a) No amount may be received in respect of a Deferred Share Unit until after the Termination Date of the Participant. For the purposes of this Article 8, "Termination Date" means the earliest to occur of the following dates (each a "Termination Event"):

(i) the date of the Participant's death;

(ii) the date on which a Participant ceases to hold any position as a director, officer or Employee with the Corporation or any related entity, and, for greater certainty, shall not be before the time of the Participant's retirement from, or loss of, such office or employment with the Corporation or any related entity under applicable law.

(b) Termination Event for Cause - If the Termination Date of a Participant occurs as a result of a termination of a Participant for Cause, all outstanding Deferred Share Units credited to such DSU Account (whether or not vested) shall be forfeited and cancelled immediately, and the Participant shall have no entitlement to receive any payment in respect of such forfeited Deferred Share Units, by way of damages, pay in lieu of notice or otherwise.

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Omnibus Equity Incentive Compensation Plan

(c) Termination Event otherwise than for Cause - If the Termination Date of a Participant occurs as a result of the death of a Participant, all Deferred Share Units credited to such Participant's DSU Account at such time that have not yet vested pursuant to the terms of this Plan shall be deemed to vest in the moment immediately prior to the Participant's death. As soon as reasonably practicable after the Termination Date of a Participant for a reason other than Cause, or as the Participant may elect under Section 8.4(d), and in any event, no later than December 15 of the first calendar year commencing after the Termination Date the Corporation shall redeem and fully settle each Deferred Share Unit in respect of which all vesting and other conditions to redemption and settlement have been met, deemed to have been met or waived by the Committee on or before the Termination Date (such settlement date being a "Redemption Date").

(d) If the Termination Date of a Participant occurs for a reason other than Cause, except as otherwise provided in the Plan, after the Termination Date, the Participant (or their estate) may elect up to three separate Redemption Dates as of which either a portion (specified in whole percentages) or all of the value of the Participant's Deferred Share Units shall be redeemed and settled, by filing with the Corporation, following such Participant's Termination Date, in the form and manner specified by the Committee up to three irrevocable written elections, provided that the elected Redemption Dates are no later than December 15 of the first calendar year commencing after the Participant's Termination Date.

(e) Notwithstanding the foregoing, the Corporation shall have the ability to require the Participant to hold any Shares received pursuant to such redeemed Deferred Share Units for a specified period of time.

8.5 Non-transferability of Deferred Share Units.

The Deferred Share Units granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated.

8.6 Designated Participant's DSU Account

The Corporation or a related Corporation shall keep or cause to be kept a DSU Account which records, at all times, the number of Deferred Share Units standing to the credit of the Participant including any vesting conditions associated therewith. Absent manifest error such DSU Account shall be considered conclusively determinative of all information contained therein. Deferred Share Units that fail to vest in a Participant or that are redeemed and paid out in accordance with this Plan shall be cancelled and shall cease to be recorded in the Participant's DSU Account as of the date on which such Deferred Share Units are forfeited or cancelled under the Plan or are redeemed and paid out, as the case may be. At least annually, the Corporation shall provide or cause to be provided to each designated Participant a written confirmation of the balance in the designated Participant's DSU Account.

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Omnibus Equity Incentive Compensation Plan

8.7 Adjustments and Reorganizations

Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under Applicable Law shall be made to any Deferred Share Units then outstanding. Such adjustment shall be made at the sole discretion Committee, subject to Applicable Law, with the intent that (1) any adjustment shall not cause the Deferred Share Units to become a "salary deferral arrangement", as defined in the ITA, and (2) any adjustment shall cause the aggregate dollar value of the Deferred Shares Units immediately before the relevant corporate event to be equal to the aggregate dollar value immediately after the relevant corporate event.

8.8 Dividend Equivalents

Prior to a Participant's Termination Date, Dividend Equivalents may, as determined by the Committee in its sole discretion, be awarded in respect of a Participant's Deferred Share Units on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant in additional Deferred Share Units, the number of which shall be equal to the quotient obtained by dividing:

(a) the product of (i) the number of Deferred Share Units held by the Participant on the date that dividends are paid, multiplied by (ii) the dividend paid per Share, by;

(b) the VWAP of one Share calculated as of the date that the relevant dividend is paid.

Any additional Deferred Share Units credited to a Participant as a Dividend Equivalent shall be subject to the same terms and conditions (including vesting as the Deferred Share Units in respect of which such additional Deferred Share Units are credited.

Notwithstanding the foregoing, if there are not a sufficient number of Shares available for issuance of Awards in the applicable pool, then the Committee cannot make the decision to pay Dividend Equivalents in the form of additional Awards. Further, any additional Deferred Share Units credited to the Participant in satisfaction of payment of dividends or Dividend Equivalents will vest in proportion to and will be paid under the Plan in the same manner as the Deferred Share Units to which they relate. In the event that the Participant's applicable Deferred Share Units do not vest or are cancelled or otherwise expire, all Deferred Share Units credited as Dividend Equivalents, if any, associated with such Deferred Share Units will be immediately cancelled and forfeited to the Corporation without payment.

8.9 Shareholder Rights.

Deferred Share Units are not Shares and a grant of Deferred Share Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

ARTICLE 9

PERFORMANCE SHARE UNITS

9.1. Grant of Performance Share Units.

Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Performance Share Units to Participants in such amounts and upon such terms as the Committee shall determine, provided that, no Performance Share Units shall vest earlier than one year after the date of grant or later than three years after the date of grant, except that the Committee may in its sole discretion accelerate the vesting required by this Section 9.1 for a Participant who dies or who ceases to be an eligible Participant under the Plan in connection with a Change of Control.

9.2. Value of Performance Share Units.

Each Performance Share Unit shall give the Participant the right to receive a Share or a cash payment in an amount equal to the FMV of a Share at the end of the applicable Performance Period, subject to the terms, vesting criteria and Performance Goals of the relevant Performance Share Unit as established by the Committee and set forth in the Award Agreement. The Committee shall have the sole discretion to decide whether a Performance Share Units are settled in cash, Shares or a combination thereof.

9.3. Earning of Performance Shares Units.

The Committee shall have sole discretion to determine the extent to which the Performance Goals in respect of a particular Performance Share Unit have been achieved.

9.4. Form and Timing of Payment of Performance Share Units.

If Performance Share Unit (including a Performance Share Unit credited as a Dividend Equivalent Right) become vested and the applicable Performance Goals have been met on or before the end of the Performance Period, such Performance Share Units ("Vested PSUs") shall be settled as soon as reasonably practicable following the end of the applicable Performance Period and, in any event, notwithstanding any other provision of this Plan, no payment, whether in cash or Shares, shall be made in respect of the settlement of any Vested PSU on a date that is later than December 31 of the calendar year which is three years following the end of the year (or first of the years) in which the Participant performed the services to which the Award Agreement relates. Unless the Award Agreement specifies otherwise, the Corporation shall settle each Vested PSU then being settled by means of:

(a) a cash payment equal to the FMV on the Vesting Date of a Share;

(b) the issuance of a Share from treasury; or

(c) if more than one Vested PSU is being settled, a combination of cash under (a) and Shares under (b),

as determined by the Committee at its sole discretion and subject to any tax withholding obligations in accordance with Section 14. Notwithstanding the foregoing, the Corporation shall have the ability to require the Participant to hold any Shares received pursuant to such Award for a specified period of time.

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Omnibus Equity Incentive Compensation Plan

9.5. Dividends and Other Distributions.

Dividend Equivalents may, as determined by the Committee in its sole discretion, be awarded in respect of a Participant's Performance Share Units on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant in additional Performance Share Units, the number of which shall be equal to the quotient obtained by dividing:

(a) the product of (i) the number of Performance Share Units held by the Participant on the date that dividends are paid, multiplied by (ii) the dividend paid per Share, by;

(b) the VWAP of one Share calculated as of the date that the relevant dividend is paid.

Any additional Performance Share Units credited to a Participant as a Dividend Equivalent shall be subject to the same terms and conditions (including vesting, Performance Goals, Performance Period and Restriction Period(s)) as the Performance Share Units in respect of which such additional Performance Share Units are credited and shall be deemed to have been awarded on the same date and subject to the same expiry date as the Performance Share Units in respect of which such additional Performance Share Units are credited.

Notwithstanding the foregoing, if there are not a sufficient number of Shares available for issuance of Awards in the applicable pool, then the Committee cannot make the decision to pay Dividend Equivalents in the form of additional Awards. In the event that the Participant's applicable Performance Share Units do not vest or are cancelled or otherwise expire, all Performance Share Units credited as Dividend Equivalents, if any, associated with such Performance Share Units will be immediately cancelled and forfeited to the Corporation without payment.

9.6. Death and other Termination of Employment.

(a) Death - If a Participant dies while an Employee, Director of, or Consultant to, the Corporation or an Affiliate:

(i) the number of Performance Share Units held by the Participant that have not vested shall be adjusted as set out in the applicable Award Agreement

(collectively referred to in this Section 9.6 as "Deemed Awards");

(ii) any Deemed Awards shall be deemed to vest in the moment immediately prior to the death of the Participant;

(iii) the Performance Period in respect of any Performance Share Units held by the Participant that have vested at the time of Death (including Deemed Awards vested in accordance with Section 9.6(a)(ii)) shall be deemed to end immediately upon the Death of the Participant and shall be paid to the Participant's estate in accordance with the terms of the Plan and Award Agreement;

(iv) any settlement or redemption of any Performance Share Units shall occur within one year following the Termination Date; and

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Omnibus Equity Incentive Compensation Plan

(v) such Participant's eligibility to receive further grants of Performance Share Units under the Plan ceases as of the Termination Date (as defined at Section 9.6(c) below).

(b) Termination other than Death - Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which shall have paramountcy over this clause), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then:

(i) the Performance Period in respect of any Performance Share Units held by the Participant that have vested before the Termination Date shall be deemed to end immediately upon the Termination Date of the Participant and shall be paid to the Participant in accordance with the terms of the Plan and Award Agreement, and any Performance Share Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to the Corporation on the Termination Date;

(ii) the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Corporation or an Affiliate provides the Participant with written notification that the Participant's employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date;

(iii) any settlement or redemption of any Performance Share Units shall occur within one year following the Termination Date; and

(iv) unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Performance Share Units are not affected by a change of employment arrangement within or among the Corporation or an Affiliate for so long as the Participant continues to be an Employee of the Corporation or an Affiliate.

(c) For purposes of this Section 9.6, the term, "Termination Date" has the meaning set out in Section 7.7(c).

9.7. Non-transferability of Performance Share Units.

Performance Share Units may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, a Participant's rights under the Plan shall inure during such Participant's lifetime only to such Participant.

9.8. Shareholder Rights.

Performance Share Units are not Shares and a grant of Performance Share Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

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Omnibus Equity Incentive Compensation Plan

ARTICLE 10

BENEFICIARY DESIGNATION

10.1 Beneficiary.

A Participant's "beneficiary" is the person or persons entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant's death. A Participant may designate a beneficiary or change a previous beneficiary designation at such times as prescribed by the Committee and by using such forms and following such procedures approved or accepted by the Committee for that purpose. If no beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant's death, the beneficiary shall be the Participant's estate.

10.2 Discretion of the Committee.

Notwithstanding the provisions above, the Committee may, in its discretion, after notifying the affected Participants, modify the foregoing requirements, institute additional requirements for beneficiary designations, or suspend the existing beneficiary designations of living Participants or the process of determining beneficiaries under this Article 10, or both, in favor of another method of determining beneficiaries.

ARTICLE 11

RIGHTS OF PERSONS ELIGIBLE TO PARTICIPATE

11.1 Employment.

Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Corporation or an Affiliate to terminate any Participant's employment, consulting or other service relationship with the Corporation or an Affiliate at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Corporation or an Affiliate.

Neither an Award nor any benefits arising under this Plan shall constitute part of an employment or service contract with the Corporation or an Affiliate, and, accordingly, subject to the terms of this Plan, this Plan may be terminated or modified at any time in the sole and exclusive discretion of the Committee or the Board without giving rise to liability on the part of the Corporation or an Affiliate for severance payments or otherwise, except as provided in this Plan.

For purposes of the Plan, unless otherwise provided herein or by the Committee, a transfer of employment of a Participant between the Corporation and an Affiliate or among Affiliates, shall not be deemed a termination of employment.

11.2 Participation.

No Employee or other Person eligible to participate in the Plan shall have the right to be selected to receive an Award. No person selected to receive an Award shall have the right to be selected to receive a future Award, or, if selected to receive a future Award, the right to receive such future Award on terms and conditions identical or in proportion in any way to any prior Award.

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Omnibus Equity Incentive Compensation Plan

11.3 Rights as a Shareholder.

A Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of Shares, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

ARTICLE 12

CHANGE OF CONTROL

12.1 Accelerated Vesting and Payment.

(a) Subject to the provisions of Section 12.2 or as otherwise provided in the Plan or the Award Agreement, in the event of a proposed Change of Control, the Committee shall have the discretion to unilaterally accelerate the vesting of or the Performance Period applicable to, and waive Performance Goals or other conditions applicable to outstanding Restricted Share Units, Performance Share Units or Options in order to assist Participants to tender into a takeover bid or participate in any other transaction causing a Change of Control. For greater certainty, in the event of a takeover-bid or any other transaction leading to a Change of Control, the Committee shall have the power, in its sole discretion to:

(i) provide that any or all Restricted Share Units, Performance Share Units, Deferred Share Units or Options shall terminate upon the occurrence of the Change of Control;

(ii) permit Participants to conditionally exercise or redeem vested Restricted Share Units, Performance Share Units or Options at such time or times as is necessary to allow Participants to tender into or participate in the Change of Control;

(iii) deem any exercise or redemption that was conditional on the consummation of the Change of Control to be null, void and of no effect; and

(iv) reinstate the original terms of any applicable to Restricted Share Units, Performance Share Units or Options that were subject to conditional exercise or redemption in the event that the consummation of the Change of Control not occur.

(b) If the Corporation completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Participant who was also an officer or employee of the Corporation prior to the Change of Control has their Employment Agreement terminated, then:

(i) all unvested Options granted to such Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of (A) their expiry date as set out in the applicable Award Agreement, and (B) the date that is 90 days after such termination or dismissal; and

(ii) all unvested Restricted Share Units and Performance Share Units of the Participant shall become vested, and the date immediately prior to such Participant's Termination Date shall be deemed to the Vesting Date and the end of the applicable Performance Period.

12.2 Alternative Awards.

In order for new rights to be substituted for an Award (an "Alternative Award") in respect of a Change of Control, the Committee must reasonably determine in good faith prior to the occurrence of a Change of Control that such Alternative Award must:

(a) be based on stock which is traded on a recognized stock exchange;

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

(b) provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better exercise or vesting schedule (including vesting upon termination of employment) and identical or better timing and methods of payment;

(c) recognize, for the purpose of vesting provisions, the time that the Award has been held prior to the Change of Control;

(d) provide for similar eligibility requirements for such Alternative Award as provided for in the Plan; and

(e) have substantially equivalent economic value to such Award (determined prior to the time of the Change of Control).

ARTICLE 13

AMENDMENT, MODIFICATION, SUSPENSION AND TERMINATION

13.1 Amendment, Modification, Suspension and Termination.

(a) Except as set out in clauses (b) and (c) below, and as otherwise provided by law, or Exchange rules, the Committee or Board may, at any time and from time to time, alter, amend, modify, suspend or terminate the Plan or any Award in whole or in part, without notice to, or approval from, shareholders, including, but not limited to for the purposes of:

(i) making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law, as a "housekeeping" matter or in order to conform the Plan with applicable law (including the application of Section 409A of the United States Internal Revenue Code of 1986, as amended to U.S. Participants in respect of an Award,); or

(ii) making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error;

(b) the Committee shall not utilize its authority under this Section 13.1 to alter or impair any rights or increase any obligations with respect to an Award previously granted under the Plan without the consent of the Participant except as expressly permitted by another provision of the Plan;

(c) the following amendments to the Plan shall require the prior approval of the Corporation's shareholders, other than, in respect of the amendments contemplated under Sections 13.1(c)(i)-(iii) below, those carried out pursuant to Section 4.10 hereof:

(i) A reduction in the Option Price of a previously granted Option benefitting an Insider of the Corporation or one of its Affiliates;

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Omnibus Equity Incentive Compensation Plan

(ii) Any amendment or modification which would increase the total number of Shares available for issuance under the Plan;

(iii) An increase to the limit on the number of Shares issued or issuable under the Plan to Insiders of the Corporation;

(iv) An extension of the expiry date of an Option other than as otherwise permitted hereunder in relation to a Blackout Period or otherwise; or

(v) Any amendment to the amendment provisions of the Plan under this Section 13.1.

(d) Notwithstanding the foregoing, amendments to the terms of the Plan or to grants or issuances of Awards hereunder will be subject to the approval of the TSXV and to shareholder approval, as required by Policy 4.4 and other applicable policies of the TSXV.

13.2 Awards Previously Granted.

Notwithstanding any other provision of the Plan to the contrary, no termination, amendment, suspension or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

ARTICLE 14

WITHHOLDING

14.1 Withholding.

Notwithstanding any other provision of this Plan, any Award Agreement hereunder or the terms of any employment or service contract of a Participant, the Corporation or any Affiliate shall be authorized to deduct or withhold from any amount payable by the Corporation or any Affiliate to a Participant (under the Plan or otherwise) as the Corporation or any Affiliate may be required to deduct or withhold under applicable law ("Withholding Tax"). The Committee may grant the option to a Participants to satisfy Withholding Tax requirements on such terms and conditions as the Committee may determine in its sole discretion by: (i) having the Corporation withhold and sell, for and on behalf of the Participant, Shares issued hereunder; or (ii) requiring the Participant to, as a condition of exercise or redemption of an Award, make such other arrangements, including the delivery of cash or the sale of Shares, as the Committee specifies.

14.2 Acknowledgement.

Participant acknowledges and agrees that the ultimate liability for all taxes payable by Participant is and remains Participant's responsibility and may exceed the amount actually withheld by the Corporation. Participant further acknowledges that the Corporation: (a) makes no representations or undertakings regarding the treatment of any taxes in connection with any aspect of this Plan; and (b) does not commit to and is under no obligation to structure the terms of this Plan to reduce or eliminate Participant's liability for taxes or achieve any particular tax result. Further, if Participant has become subject to tax in more than one jurisdiction, Participant acknowledges that the Corporation may be required to withhold or account for taxes in more than one jurisdiction.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

The Participant acknowledges and agrees that the Corporation makes no representation or warranty as to the future market value of any Award and, for greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no other Award will be granted to such Participant to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

ARTICLE 15

SUCCESSORS

15.1 Successors.

Rights and obligations under the Plan may be assigned by the Corporation (without the consent of Participants) to a successor in the business of the Corporation, any Company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any Company acquiring all or substantially all of the assets or business of the Corporation. Any obligations of the Corporation or an Affiliate under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Corporation or Affiliate, respectively, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the businesses and/or assets of the Corporation or Affiliate, as applicable.

ARTICLE 16

GENERAL PROVISIONS

16.1 Legend.

The certificates for Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

16.2 Delivery of Title.

The Corporation shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

(a) Obtaining any approvals from governmental agencies that the Corporation determines are necessary or advisable; and

(b) Completion of any registration or other qualification of the Shares under any applicable law or ruling of any governmental body that the Corporation determines to be necessary or advisable.

16.3 Investment Representations.

The Committee may require each Participant receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the Participant is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

16.4 Uncertificated Shares.

To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a non-certificated basis to the extent not prohibited by applicable law or the rules of any applicable stock exchange.

16.5 Unfunded Plan.

Participants shall have no right, title or interest whatsoever in or to any investments that the Corporation or an Affiliate may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Corporation or an Affiliate and any Participant, beneficiary, legal representative or any other person. Awards shall be general unsecured obligations of the Corporation, except that if an Affiliate executes an Award Agreement instead of the Corporation the Award shall be a general unsecured obligation of the Affiliate and not any obligation of the Corporation. To the extent that any individual acquires a right to receive payments from the Corporation or an Affiliate, such right shall be no greater than the right of an unsecured general creditor of the Corporation or Affiliate, as applicable. All payments to be made hereunder shall be paid from the general funds of the Corporation or Affiliate, as applicable, and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan.

16.6 No Fractional Shares.

No fractional Shares shall be issued or delivered pursuant to the Plan or any Award Agreement. In such an instance, unless the Committee determines otherwise, fractional Shares and any rights thereto shall be forfeited or otherwise eliminated.

16.7 Other Compensation and Benefit Plans.

Nothing in this Plan shall be construed to limit the right of the Corporation or an Affiliate to establish other compensation or benefit plans, programs, policies or arrangements. Except as may be otherwise specifically stated in any other benefit plan, policy, program or arrangement, no Award shall be treated as compensation for purposes of calculating a Participant's rights under any such other plan, policy, program or arrangement.

16.8 No Constraint on Corporate Action.

Nothing in this Plan shall be construed (i) to limit, impair or otherwise affect the Corporation's or an Affiliate's right or power to make adjustments, reclassifications, reorganizations or changes in its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) to limit the right or power of the Corporation or an Affiliate to take any action which such entity deems to be necessary or appropriate.

16.9 Compliance with Canadian Securities Laws.

All Awards and the issuance of Shares underlying such Awards issued pursuant to the Plan will be issued pursuant to an exemption from the prospectus requirements of Canadian securities laws where applicable.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

ARTICLE 17

LEGAL CONSTRUCTION

17.1 Gender and Number.

Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

17.2 Severability.

In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

17.3 Requirements of Law.

The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or securities exchanges as may be required. The Corporation or an Affiliate shall receive the consideration required by law for the issuance of Awards under the Plan. The inability of the Corporation or an Affiliate to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Corporation or an Affiliate to be necessary for the lawful issuance and sale of any Shares hereunder, shall relieve the Corporation or Affiliate of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

17.4 Governing Law.

The Plan and each Award Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

Vizsla Silver Corp.
Omnibus Equity Incentive Compensation Plan

 APPENDIX "B"
ADVANCE NOTICE POLICY

ADVANCE NOTICE

POLICY

October 2022

ARTICLE 1

INTRODUCTION

1.1 Vizsla Silver Corp. and its Subsidiaries (collectively the "Company") are committed to facilitating orderly and efficient annual general and/or special meetings, ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees and allowing shareholders to register an informed vote.

1.2 The purpose of this Advance Notice Policy (the "Policy") is to establish a process that provides shareholders, directors, and management of the Company with direction on the nomination of directors. This Policy is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual general or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

1.3 It is the position of the Company that this Policy is in the best interest of the Company and is beneficial to the shareholders and other stakeholders. This Policy will be subject to an annual review and will reflect changes as required by securities regulatory agencies or stock exchanges, or to meet industry standards.

ARTICLE 2

NOMINATIONS OF DIRECTORS

2.1 Nominations of persons for election to the Board may be made at any annual meeting of shareholders of the Company, or at any special meeting of shareholders of the Company if one of the purposes for which the special meeting is called is the election of directors. Only persons who are qualified to act as directors under the Business Corporations Act (British Columbia) (the "Act") and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any such annual general or special meeting of shareholders of the Company, nominations of persons for election to the Board may be made only:

(a) by or at the direction of the Board, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a valid "proposal" as defined in the Act and made in accordance with Part 5, Division 7 of the Act;

(c) pursuant to a requisition of the shareholders that complies with and is made in accordance of the Act, as such provisions may be amended from time to time; or

(d) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the Notice Date (as defined below) and on the record date for notice at such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Policy.

ADVANCE NOTICE POLICY	1 | PAGE

2.2 In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with the provisions of this Policy.

2.3 To be timely, a Nominating Shareholder's notice to the Corporate Secretary must be made:

(a) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement (as defined in section 6(c)) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

2.4 To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Company must set forth:

(a) for each person who the Nominating Shareholder proposes to nominate for election as a director (each a "Proposed Nominee"), the following:

i. the name, age, province and country of residence of the person;

ii. the principal occupation or employment of the person for the past five years;

iii. the class or series and number of shares in the capital of the Company which are directly or indirectly controlled or which are directly or indirectly owned beneficially or of record by the Proposed Nominee and his or her associates or affiliates as of the record date for the meeting of the shareholders (if such date shall have been made publicly available and shall have occurred) and as of the date of such notice;

ADVANCE NOTICE POLICY	2 | PAGE

iv. full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, "Arrangements"), including without limitation, financial, compensation and indemnity related Arrangements between the Proposed Nominee or any associate or affiliate of the Proposed Nominee and any Nominating Shareholder or any of its Representatives (defined below); and

v. any other information relating to the Proposed Nominee or his or her associates or affiliates that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

(b) for each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made, the following:

i. the name of the person;

ii. the class or series and number of shares in the capital of the Company which are directly or indirectly controlled or which are directly or indirectly owned beneficially or of record by such person as of the record date of the meeting of the shareholders (if such date shall have been made publicly available and shall have occurred) and as of the date of such notice;

iii. full particulars regarding (A) any proxy or other Arrangement pursuant to which such person or any of its Representatives has a right to vote or direct the voting of any shares of the Company, and (B) any other Arrangement of such person or any of its Representatives relating to the voting of any shares of the Company or the nomination of any person(s) to the Board; and

iv. any other information relating to such person or any of its Representatives that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

2.5 All information to be provided in a timely notice, pursuant to 2.3 above, shall be provided as of the date of such notice. If requested by the Company, the Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days prior to the date of the meeting, or any adjournment or postponement thereof.

2.6 For greater certainty, 2.1 above, shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Company. No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

ADVANCE NOTICE POLICY	3 | PAGE

2.7 Notwithstanding any other provision of this Policy, notice or other document or information required to be given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day in the province where the principal executive offices of the Company are located (a "Business Day") or later than 5:00 p.m. (Vancouver time) on a day which is a Business Day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a Business Day.

2.8 Notwithstanding the foregoing, the Board may, in its sole discretion, waive all or any requirement in this Policy.

2.9 The chair of any meeting of shareholders of the Company shall have the power to determine whether any proposed nomination is made in accordance with this Policy, and if any proposed nomination is not in compliance with the provisions of the Policy, the chair must declare that such defective nomination shall not be considered at any meeting of shareholders.

2.10 Nothing in this Policy shall obligate the Company or the Board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Company or the Board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

ARTICLE 3

DEFINITIONS

3.1 For purposes of this Policy:

(a) Applicable Securities Laws means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

ADVANCE NOTICE POLICY	4 | PAGE

(b) beneficially owns or beneficially owned means, in means, in connection with the ownership of shares in the capital of the Company by a person, (i) any such shares as to which such person or any of such person's Affiliates (as defined in the Act) owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) such shares as to which such person or any of such person's Affiliates (as defined in the Act) has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; and (iii) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities;

(c) public announcement means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(d) Representatives of a person mean the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert, and Representative means any one of them.

ARTICLE 4

EFFECTIVE DATE

4.1 This Policy was implemented by the Board on April 29, 2022.

4.2 This Policy was amended by the Board on October 28, 2022.

ADVANCE NOTICE POLICY	5 | PAGE

QUESTIONS MAY BE DIRECTED TO THE

PROXY SOLICIATION AGENT

North America Toll Free:

1-877-452-7184

Collect Calls Outside North America:

416-304-0211

Email:

assistance@laurelhill.com

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